UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

✓ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement:

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:	319 Marion Oaks Trail, LLC
Legal status of issuer:	Limited Liability Company
Jurisdiction of Incorporation:	Florida
Date of Organization:	February 2, 2024
Physical Address of Issuer:	111 Town Square, Jersey City, New Jersey 07058

Is there a co-issuer? ☐ Yes ✓ No If yes,

Name of intermediary through which the offering will be conducted: Jumpstart Micro, Inc d.b.a. Issuance Express
CIK number of intermediary: 0001664804
SEC file number of intermediary: 007-00008
CRD number, if applicable, of intermediary: 282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

$2,495 setup fee, plus 6.5% success fee

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None

Type of security offered:	LLC Membership Interests
Target number of securities to be offered:	2,000
Price (or method for determining price):	$10.00.
Target offering amount:	$20,000

Oversubscriptions accepted: ✓ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ✓ First-come, first-served basis

Maximum offering amount (if different from target offering amount): $250,000·
Deadline to reach the target offering amount: October 1, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (g˘ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned

319 Marion Oaks Trail, LLC
(Issuer)
By
/s/ Michael Uhr President/Chief Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (g˘ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Uhr
(Signature)
President/Chief Manager
(Title)
February 26th, 2024
(Date)

TABLE OF CONTENTS

March 4, 2024

FORM C

Up to $250,000

319 Marion Oaks Trail, LLC

Non-Voting LLC Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by 319 Marion Oaks Trail, LLC., a Florida Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in LLC Membership Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $20,000 and up to $250,000 from Investors in the offering of Securities described in this Form C (this"Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor. The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d.b.a. Issuance Express(the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow facilitated by North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason. The Intermediary will be entitled to receive a cash-based success fee of 6.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$20,000.00	$1,300.00	$18,700.00
Aggregate Maximum Offering Amount	$250,000.00	$16,250.00	$233,750.00

1. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.Wulus.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

ELIGIBILITY

✓ Check this box to certify that all of the following statements are true for the issuer:
• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
• Not an investment company registered or required to be registered under the Investment Company Act of 1940.
• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? □ Yes ✓ No

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS

OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are

not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.homevest.homes.

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

319 Marion Oaks Trail, LLC. (the "Company") is a Florida Corporation, formed on February 2, 2024.

The Company is located at 111 Town Square / Jersey City, New Jersey 07058

The Company's website is homevest.homes.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

THE OFFERING

	MINIMUM	MAXIMUM
Minimum amount of LLC Membership Interests to be Sold	2,000	25,000
Total Outstanding LLC Membership Interests Before Offering	4,412	4412
Total Membership Interests After the Offering	6,412	29,412
Purchase price per Security	$10.00	$10.00
Minimum investment amount per investor	$100.00	$100.00
Offering deadline	October 1, 2024	October 1, 2024
Use of proceeds	See the description of the use of proceeds on page	See the description of the use of proceeds on page
Voting Rights for new LLC Membership Interests	None	None

Principal Security Holders Prior to the Offering

 Homevest.io, LLC has 4411 Membership Interests and 100% ownership prior to the offering.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in 319 Marion Oaks Trail, LLC speculative or risky:

1. ***The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering.*** The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

2. ***Future fundraising may affect the rights of investors***. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

3. ***Our ability to succeed depends on how successful we will be in our fundraising efforts***. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

4. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

5. ***We may be unable to generate significant revenues and may never become profitable.*** We generated no revenue and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

6. ***The Company has the right to extend the Offering deadline***. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, this means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that the Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

7. ***Any valuation at this stage is difficult to assess.*** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

8. ***Our management may not be able to control costs in an effective or timely manner***. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses. Furthermore, we may have significant legal costs for securities counsel to ensure that we maintain compliance with and submit the filings required by federal and state securities laws.

9. ***Your shares are not easily transferable***. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

10. ***Valuation and capitalization***. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class

of equity being sold.

11. ***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*** You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. ***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*** The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. ***The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*** The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. ***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*** Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

15. ***The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

16. ***Investors will not be entitled to any inspection or information rights other than those required by***

Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings*. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

18. *The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering*. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

19. *There is no present public market for these Securities and we have arbitrarily set the price.* The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

20. *In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management*. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. **THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

The Marion provides a perfect balance between attractive passive income and long-term price appreciation.

The Marion is a 3-bedroom, 2-bathroom home newly constructed in 2023 and positioned in a coveted location at 319 Marion Oaks Trail in Ocala, FL. HomeVest, a platform enabling individual investors to purchase shares in residential properties, has identified the Marion as an attractive target for acquisition and is offering investors the opportunity to invest alongside them in the purchase of this property, including a share of rental income it may potentially generate.



3
BED



2
BATH



1,315
SQFT



2023
BUILT

About this property

The Marion's prime location in a safe neighborhood enhances real estate value and tenant security, while a strong local economy suggests high housing demand and potential for price appreciation. Its proximity to amenities like public transportation, shops, and restaurants boosts desirability and rental rates. Features aimed at tenant retention, such as modern security measures, further solidify its appeal. The property's attractiveness to both accredited and non-accredited investors broaden its market, indicating a well-positioned asset for stable rental income and value appreciation.

6%	$253,900	$1,524
Investor distribution	Total purchase price	Expected monthly rent

*Investor distribution and rent may vary and is subject to change based on occupancy and other factors.

Why invest in the Marion?

- **Location:** A prime location is a key driver of real estate value and tenant demand. This property's location likely offers convenient access to amenities, employment opportunities, and transportation, which are attractive features for potential renters.

- **Rental Demand:** High rental demand in the area suggests that the property will attract tenants easily, reducing vacancy periods and ensuring a steady stream of rental income. This is crucial for maintaining cash flow and the overall profitability of the investment.
- **Property Condition:** The property's excellent condition, with premium finishes such as granite countertops, authentic wood cabinetry, and stainless steel appliances, means lower initial maintenance costs and the potential to attract higher-paying tenants.

- **Potential for Appreciation**: Properties with high-quality finishes and in good locations often appreciate in value over time. Investing in such a property can lead to significant capital gains if the property's value increases, providing a substantial return on investment when sold.

- **Cash Flow**: The combination of strong rental demand, premium property features, and a good location typically results in a positive cash flow. This means that the rental income received is likely to exceed the expenses associated with owning and managing the property, leading to a profitable investment.

9% GROSS CAP RATE | 6% NET CAP RATE
POTENTIAL 6-7% ANNUAL PRICE APPRECIATION

*Anticipated by the Issuer, but subject to changes in market conditions, occupancy and other factors found in the risk disclosures



319 Marion Oaks Trail
OCALA, FL 34473

Property Detail Summary

Home Type
Single Family

Est. Annual Taxes
$277

Year Built
2023

Parking
2 Car Attached Garage

Home Design
Built in 2023 | Under Construction
Slab Foundation
Shingle Roof
Stucco

Interior Spaces
1,315 Sq Ft Home
Open Floorplan
High Ceiling

Kitchen
Range
Microwave
Dishwasher
Stone Countertops

Bedrooms and Bathrooms
3 Bedrooms
Split Bedroom Floorplan
Walk-In Closet
2 Full Bathrooms

Lot Details
0.38 Acre Lot
South Facing Home
Property is zoned R1

Utilities
Central Heating and Cooling System
Thermostat
Septic Tank

Community Details
No Home Owners Association
Built by Belac Homes LLC
Marion Oaks Un 07 Subdivision,
Palm Floorplan

Listing and Financial Details
Home warranty included in the sale
of the property
Legal Lot and Block 10 / 1015
Assessor Parcel Number 8007-1015-
10

DIRECTORS, OFFICERS AND PROMOTERS OF THE COMPANY

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Name: Michael Uhr

Position with issuer and date(s) of service.

2/15/2024 – Present President/Chief Manager

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Start Date	End Date	Company	Position / Title
08/27/2023	Present	Homevest	Chairman
2017	2023	Raven Transport	Manager
06/2016	12/2023	Clifton Development	Manager
05/2013	01/2023	Sharps Assure, LLC	President

Michael has over 30 years of experience in buying, selling, and managing single family home rentals across the United States. He will provide his leadership and first-hand knowledge to drive Homevest's core vision and mission. He studied economics at Ocean County University.

Note: For full disclosure, Mr. Uhr has the following publicly available items to disclose: A civil judgment for $276,945 in January 2024. A civil judgment for $128,373.03 in April 2023. A civil judgment against Mr. Uhr for $5,708,951 in August 2021 (related to the acquisition of land for a development still in progress), a New Jersey state tax lien for $30,214 in July 2021, a civil judgment for $15,000 in March 2021 and a civil judgment for $44,802 in July 2019.

Name: Michael Corkery

Position with issuer and date(s) of service

2/15/2024 – Advisor/Independent Contractor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/15/2024	Present	Homevest	Co-Founder
04/15/2024	Present	Rise Reality	Licensed Real Estate Agent
08/01/2021	Present	Typhoon Game Studios	Founder

Michael is a Chartered Financial Analyst (CFA) and licensed real estate agent. He will provide his corporate finance background and real estate expertise to drive growth at Homevest.

Name: Eli Uhr

Position with issuer and date(s) of service

2/15/2024 – Advisor/Independent Contractor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/21/2022	Present	Homevest	Co-Founder / Advisor

Eli has nearly a decade of single-family real estate experience. He provides his insight into identifying single family homes that meet the firm's strict investment criteria.

INTELLECTUAL PROPERTY

None

GOVERNMENT OR REGULATORY APPROVALS OR REQUIREMENTS

None required.

LITIGATION

None

OTHER

Nothing to report.

CAPITALIZATION

The Company has issued the following outstanding securities.

Effective as of February 12, 2024,

CAPITALIZATION PRIOR TO THE OFFERING

Name	Number of Units	Percentage
Homevest.io, LLC	4,411	100%
TOTAL:	4,411	100%

CAPITALIZATION FOLLOWING THE MAXIMUM OFFERING

Name	Number of Units	Percentage
Homevest.io, LLC	4,411	15%
Investors in this offering	25,000	85%
TOTAL:	29,411	100%

CAPITALIZATION FOLLOWING THE MINIMUM OFFERING

Name	Number of Units	Percentage
Homevest.io, LLC	4,411	68%
Investors in this offering	2,000	32%
TOTAL:	6,411	100%

OWNERSHIP

Homevest.io. LLC owns 100% of LLC Membership Interests and as the President and Chief Manager has all managerial and voting rights for the Company.

OUTSTANDING DEBT

None

PRIOR OFFERINGS

The Company has not conducted any offerings, exempt or not, in the past 3 years.

VALUATION

The selection of an offering price was based on similar precedent transactions.

We determined the valuation based on the property value and ability to offer provide investors a reasonable rate of return.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such a valuation. Such a valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

FINANCIAL PLAN

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The Company has no operating history.

The Company is acquiring the property located at 319 Marion, Ocala Florida with plans to immediately rent the property and receive cashflow which will be shared with investors on a pro-rata basis. In the future and at the discretion of the CEO, the property could be sold. Below are financial scenarios Investors should consider in making a determination to invest.

<u>Projected Revenue from the Property</u>

	Projected				
	2024	**2025**	**2026**	**2027**	**2028**
Annual Rental Revenue	$22,800	$23,484	$24,189	$24,914	$25,662
Property Management Fee	$1,824	$1,644	$1,572	$1,495	$1,540
Average Annual Property Tax	$2,499	$2,499	$2,499	$2,499	$2,499
Maintenance & Repairs	$1,500	$1,575	$1,654	$1,736	$1,823
Insurance per House	$1,800	$1,800	$1,800	$1,800	$1,800
Net Operating Income	**$15,177**	**$15,966**	**$16,664**	**$17,384**	**$18,000**
Gross Cap Rate	9.12%	9.40%	9.68%	9.97%	10.27%
Net Cap Rate	6.07%	6.39%	6.67%	6.96%	7.20%

Capital Structure Scenario with Zero Debt and the $250,000 (Maximum) Capital Raise Achieved

Sale Price	$287,500
Mortgage Rate	7.50%

		Projected			
Debt 0%	**2024**	**2025**	**2026**	**2027**	**2028**
Annual Rental Revenue	$26,400	$27,720	$29,106	$30,561	$32,089
Property Management Fee	$2,112	$1,940	$1,746	$1,834	$1,925
Property Tax	$1,875	$1,875	$1,875	$1,875	$1,875
Maintenance & Repairs	$1,500	$1,545	$1,591	$1,639	$1,688
Insurance per House	$1,800	$1,800	$1,800	$1,800	$1,800
Mortgage Payments	$0	$0	$0	$0	$0
Net Operating Income	$19,113	$20,560	$22,093	$23,414	$24,801
Gross Cap Rate	9.18%	9.64%	10.12%	10.63%	11.16%
Net Cap Rate	6.65%	7.15%	7.68%	8.14%	8.63%

	Investment	Percent Ownership	Amount of NOI
Investor A	$250,000	87.0%	$16,620
Homevest	$37,500	13%	$2,493
Mortgage	$0		

Cost Basis	$287,500

			Projected		
	2024	**2025**	**2026**	**2027**	**2028**
NOI	$19,113	$20,560	$22,093	$23,414	$24,801
Cap Rate	6.65%	7.15%	7.68%	8.14%	8.63%

Capital Structure Scenario with $125,000 in Debt and the $125,000 Capital Raise Achieved

Sale Price	$287,500
Mortgage Rate	7.50%

Debt $125,000	**2024**	**2025**	**2026**	**2027**	**2028**
Annual Rental Revenue	$26,400	$27,720	$29,106	$30,561	$32,089
Property Management Fee	$2,112	$1,940	$1,746	$1,834	$1,925
Property Tax	$1,875	$1,875	$1,875	$1,875	$1,875
Maintenance & Repairs	$1,500	$1,500	$1,500	$1,500	$1,500
Insurance per House	$1,800	$1,800	$1,800	$1,800	$1,800
Mortgage Payments	$9,375	$9,375	$9,375	$9,375	$9,375
Net Operating Income	$9,738	$11,230	$12,810	$14,178	$15,614
Gross Cap Rate	9.18%	9.64%	10.12%	10.63%	11.16%
Net Cap Rate	3.39%	3.91%	4.46%	4.93%	5.43%

	Investment	Percent Ownership	Amount of NOI
Investor A	$125,000	77%	$7,491
Homevest	$37,500	23%	$2,247
Mortgage	$125,000		
Cost Basis	**$162,500**		

			Projected		
	2024	**2025**	**2026**	**2027**	**2028**
NOI	$9,738	$11,230	$12,810	$14,178	$15,614
Cap Rate	5.99%	6.91%	7.88%	8.72%	9.61%

Capital Structure Scenario with $230,000 in Debt and the $20,000 (Minimum) Capital Raise Achieved

Sale Price	$287,500
Mortgage Rate	7.50%

				Projected		
Debt	**$230,000**	**2024**	**2025**	**2026**	**2027**	**2028**
Annual Rental Revenue		$26,400	$27,720	$29,106	$30,561	$32,089
Property Management Fee		$2,112	$1,940	$1,746	$1,834	$1,925
Property Tax		$1,875	$1,875	$1,875	$1,875	$1,875
Maintenance & Repairs		$1,500	$1,500	$1,500	$1,500	$1,500
Insurance per House		$1,800	$1,800	$1,800	$1,800	$1,800
Mortgage Payments		$17,250	$17,250	$17,250	$17,250	$17,250
Net Operating Income		$1,863	$3,355	$4,935	$6,303	$7,739
Gross Cap Rate		9.18%	9.64%	10.12%	10.63%	11.16%
Net Cap Rate		0.65%	1.17%	1.72%	2.19%	2.69%

	Investment	Percent Ownership	Amount of NOI
Investor A	$20,000	34.8%	$648
Homevest	$37,500	65%	$1,215
Mortgage	$230,000		
Cost Basis	**$57,500**		

			Projected		
	2024	**2025**	**2026**	**2027**	**2028**
NOI	$1,863	$3,355	$4,935	$6,303	$7,739
Cap Rate	3.24%	5.83%	8.58%	10.96%	13.46%

PURPOSE OF THE OFFERING

To raise capital sufficient to acquire a property located at 319 Marion Oaks Trail, Ocala, Florida 34473 or similarly priced property or, if only the minimum amount is not raised, to raise capital sufficient for a down payment on the acquisition of such property.

USE OF PROCEEDS

Below is a summary of the use of proceeds.

	Minimum Offering	Maximum Offering
Total Capital Raised	$20,000	$250,000
Net Proceeds of Offering After Costs	$18,700	$233,750

The property is located at 319 Marion Oaks Trail, Ocala, Florida 34473 and the Company has a signed purchase agreement. If maximum offering is reached the proceeds will be used to acquire the property for cash using the proceeds and additional funds provided by the current owner of the company.

If the minimum offering is raised or any level between the minimum and maximum, a loan will be taken out for the difference. The next return on investment will be the same for investors which is targeted at a 6% annual return on investment and the future appreciation value of the property if sold at a profit.

THE SECURITIES BEING OFFERED

<u>SUMMARY OF OFFERING</u>

The following is a summary of the basic terms and conditions of a proposed offering of 85% of the Company in the form of Membership Interest Units for $250,000.00 in the aggregate by 319 Marion Oaks Trail, LLC, a Florida limited liability company (the "Company").

Securities Offered:	Membership Interest Units (the "Units") totaling 85% of the Company's total membership interest units (assuming all Units are fully subscribed for).
Offering Price:	$10.00 per Unit
Minimum Investment:	$100.00
Voting Right:	None, save and except for the following matters: (a) sell, exchange or otherwise transfer or dispose of all or substantially all of the assets of the Company; (b) materially change the purpose of the Company or the Company's business; (c) amend the Certificate of Formation of the Company; or (d) agree to any merger, consolidation, liquidation or dissolution of the Company.
Minimum Offering:	$20,000
Capital Structure:	The Company has a single class of Membership Interests. 4,411 Membership Interest Units have been issued prior to this Offering. Up to $250,000 of Units totaling 85% of the Company's aggregate Membership Interests will be sold pursuant to this offering. The Company's Operating Agreement sets forth the rights with respect to the Company's Membership Interests.
Corporate Governance:	The Company is managed by Michael Uhr.
Operating Agreement:	Prior to the closing of any sale of any Units the Company will provide prospective investors with a copy of its Operating Agreement, which will incorporate the terms described herein in all material respects. In order to invest in the Company, you will be required to sign the Operating Agreement.
Restrictions on Transfer:	We will be offering the Units pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Units will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Units except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom. In addition, any transfer of Units will need to comply with the transfer restrictions that will be contained within the Operating Agreement.
Company's Operating Agreement:	These restrictions specify that save and except for transfers to existing members of the Company, the Company and the other members, respectively, have the right to purchase the membership interest units of a member subject to certain events of transfer as specified therein. The Operating Agreement will include additional detail on these transfer restrictions.
Distributions:	Pursuant to Section 5.1 of the Company's Operating Agreement, all items of Company Profit, Loss or the like shall be allocated among the Members in accordance with their respective Percentage Interests. At present, it is the Manager's intention to make such distributions on a monthly basis.

THE UNITS OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. NO INVESTMENT IN THE UNITS SHOULD BE MADE BY ANY PERSON NOT FINANCIALLY ABLE TO LOSE THE ENTIRE AMOUNT OF ITS INVESTMENT. SEE THE "RISK FACTORS" CONTAINED HEREIN.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in- law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

RELATED PERSON TRANSACTION

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has no transactions with related persons.

CONFLICTS OF INTEREST

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

BAD ACTOR DISCLOSURE

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBITS

Exhibit A	Financial Statements and Reports
Exhibit B	Articles of Organization
Exhibit C	Operating Agreement
Exhibit D	Purchase Agreement
Exhibit E	Subscription Agreement
Exhibit F	Issuer Offering Page Content

Exhibit A to Form C
319 Marion Oaks Trail, LLC

Financial Statements and Reports

319 Marion Oaks Trail LLC

Financial Statements and Report

February 15, 2024

Table of Contents



Independent Accountant's Review Report

To Management of:
319 Marion Oaks Trail LLC

We have reviewed the accompanying financial statements of 319 Marion Oaks Trail LLC (the Company), which comprise the balance sheet as of February 15, 2024, and the related statements of income, owners' equity, and cash flows for the period (since inception) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of 319 Marion Oaks Trail LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has yet to receive financing or begin operations and these conditions raise an uncertainty about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
February 20, 2024


319 Marion Oaks Trail LLC

Balance Sheet (Unaudited)

As of February 15, 2024


Assets		-
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets		-
Liabilities & Owners' Equity		-
Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Owners' Equity		-
Total Owners' Equity		-
Total Liabilities & Owners' Equity	$	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

319 Marion Oaks Trail LLC
Statement of Income (Unaudited)
For the period (since inception) ended February 15, 2024

Operating Expenses		-
Salaries and wages	$	-
Total Operating Expenses		-
Net Income (Loss)	$	-

5

Statement of Owners' Equity (Unaudited)

For the period (since inception) ended February 15, 2024

	Common Stock	Total Owners' Equity
Balance at February 2, 2024	-	-
Net income (loss)	-	-
Balance at February 15, 2024	$ -	$ -

319 Marion Oaks Trail LLC
Statement of Cash Flows (Unaudited)
For the period (since inception) ended February 15, 2024

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

319 Marion Oaks Trail LLC

Notes to the Financial Statements

For the period (since inception) ended February 15, 2024

1. Summary of significant accounting policies

a. Nature of operations

319 Marion Oaks Trail LLC (the Company) was established to purchase, lease and manage the operations of a rental property in Ocala, Florida. The entity is a wholly owned subsidiary of Homevest.io. The Company plans to raise $250,000 to $350,000 from investors and begin operations on March 15, 2024.

The Company was organized as a Limited Liability Company in the State of Florida on February 2, 2024.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from incorporation on July 24, 2023 through September 30, 2023.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active;

or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The Company does not have any assets or liabilities that require fair value measurements.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has yet to be capitalized or begin operations. Those factors and conditions create uncertainty about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of February 15, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Subsequent events

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

319 Marion Oaks Trail LLC
Notes to the Financial Statements
For the period (since inception) ended February 15, 2024

Management evaluated all activity of the Company through February 20, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Exhibit B to Form C
319 Marion Oaks Trail, LLC

Articles of Organization

State of Florida
Department of State

I certify the attached is a true and correct copy of the Articles of Organization of 319 MARION OAKS TRAIL LLC, a limited liability company organized under the laws of the state of Florida, filed electronically on February 02, 2024, as shown by the records of this office.

I further certify that this is an electronically transmitted certificate authorized by section 15.16, Florida Statutes, and authenticated by the code noted below.

The document number of this limited liability company is L24000062367.

Authentication Code: 240206114952-500423211385#1

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Sixth day of February, 2024





Cord Byrd
Secretary of State

Electronic Articles of Organization
For
Florida Limited Liability Company

L24000062367
FILED 8:00 AM
February 02, 2024
Sec. Of State
tscott

Article I

The name of the Limited Liability Company is:

319 MARION OAKS TRAIL LLC

Article II

The street address of the principal office of the Limited Liability Company is:

111 TOWN SQUARE PL
JERSEY CITY, NJ. US 07058

The mailing address of the Limited Liability Company is:

111 TOWN SQUARE PL
JERSEY CITY, NJ. US 07058

Article III

The name and Florida street address of the registered agent is:

UNITED STATES CORPORATION AGENTS, INC.
476 RIVERSIDE AVE.
JACKSONVILLE, FL. 32202

Having been named as registered agent and to accept service of process for the above stated limited liability company at the place designated in this certificate, I hereby accept the appointment as registered agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes relating to the proper and complete performance of my duties, and I am familiar with and accept the obligations of my position as registered agent.

Registered Agent Signature: CHEYENNE MOSELEY, US CORP. AGENTS

Article IV

L24000062367
FILED 8:00 AM
February 02, 2024
Sec. Of State
tscott

The name and address of person(s) authorized to manage LLC:

Title: MGR
MICHAEL UHR
111 TOWN SQUARE PL
JERSEY CITY, NJ.   07058 US

Signature of member or an authorized representative

Electronic Signature: MICHAEL UHR

I am the member or authorized representative submitting these Articles of Organization and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of the LLC and every year thereafter to maintain "active" status.

Exhibit C to Form C
319 Marion Oaks Trail, LLC

Operating Agreement

OPERATING AGREEMENT
OF
319 MARION OAKS TRAIL, LLC

THIS OPERATING AGREEMENT (this "Agreement") is made and entered into effective as of February 2, 2024, by and among the undersigned Members of 319 MARION OAKS TRAIL, LLC, a Florida limited liability company (the "Company").

In consideration of the mutual covenants and conditions herein, the Members agree as follows:

ARTICLE I NAME; FORMATION

1.1   Formation; Term. The Company was formed on February 2, 2024 as a Florida limited liability company by the filing of the Certificate of Formation of the Company in the office of the Secretary of State of the State of Florida in accordance with the Act. The Company shall continue until dissolved and terminated in accordance with this Agreement and the Act.

1.2   Name. The name of the Company shall be 319 Marion Oaks Trail, LLC, or such other name as the Managing Member(s) may from time to time hereafter designate.

1.3   Principal Office. The principal office of the Company, and such additional offices as the Managing Member(s)(s) may determine to establish, shall be located at such place or places inside or outside the State of Florida as the Managing Member(s) may designate from time to time.

1.4   Registered Office. The registered office of the Company in the State of Florida is located at 476 Riverside Ave., Jacksonville, Florida 32202. The registered agent of the Company for service of process at such address is United States Corporation Agents, Inc.

1.5   Purpose. The purpose of the Company shall be to acquire investment real estate. The Company may also engage in any other business activities allowed by a limited liability company organized under the Act, as such business activities may be determined by the Managing Member(s) from time to time.

ARTICLE II MEMBERS; UNIT CERTIFICATES

2.1   Members. The name and business, mailing or residence address of each Member of the Company, together with the number of Units, Class of Membership Interest and Percentage Interest of each Member of the Company, are as set forth on Schedules I and II attached hereto, as the same may be amended from time to time.

2.2   Authorized Person. Michael Uhr, as an "authorized person" within the meaning of the Act, has executed, delivered and filed the Certificate of Formation of the Company with the Secretary of State of the State of Florida. Upon the filing of such Certificate of Formation with the Secretary of State of the State of Florida, his powers as an "authorized person" ceased, and the officers of the Company, acting individually or collectively, thereupon became the

designated "authorized persons" and are hereby authorized to execute, deliver and file any certificates (and any amendments and/or restatements thereof) (i) to be filed in the office of the Secretary of State of the State of Florida, or (ii) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

2.3   Unit Certificates.

(a)   If a Member so requests, the Managing Member(s) shall cause the Company to issue one or more certificates in the name of such Member evidencing the Units in the Company held by the Member (each, a "Unit Certificate"). Each such Unit Certificate shall be in the form approved by the Managing Member(s); provided, however, each such Unit Certificate shall specify the Percentage Interest of the Company and/or the number of Units and/or the Class of Membership Interests of the Company represented thereby and shall be signed by manual or facsimile signature of at least one officer.

(b)   Upon a Member's transfer of a Unit in accordance with the provisions of this Agreement of any or all of the Units represented by an Unit Certificate, the Company shall cancel the Unit Certificate representing the transferred Units and shall issue a new Unit Certificate to the transferee representing the Units transferred and, if applicable, cause to be issued to the transferring Member a new Unit Certificate for the Units that were represented by the canceled Unit Certificate and that were not transferred.

(c)   Upon any other change in the Percentage Interests of the Members, the Company may cancel all outstanding Unit Certificates and issue replacement Unit Certificates reflecting the revised Percentage Interest held by each Member.

(d)   Each Unit in the Company shall constitute a "security" within the meaning of Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Florida.

ARTICLE III MANAGEMENT

3.1   Management of the Company. Except as otherwise provided herein or required by applicable law, the duties and powers of the Members may be exercised by the Managing Member(s) acting alone, and the Managing Member(s) shall have the sole right to manage the business of the Company, and shall have all powers and rights necessary, appropriate or advisable to effectuate and carry out the purposes and business of the Company. No Member, other than the Managing Member(s), by reason of its status as such, shall have any authority to act for or bind the Company or any right to approve or vote upon any action relating to the Company or the Company's business, but shall have only the right to vote on or approve the actions specified herein or in the Act to be voted on or approved by the Members. The Managing Member(s) shall only cause the Company to do any act which would make it impossible to carry on the ordinary business of the Company or which would be in contravention of this Agreement upon the unanimous vote or consent of the Members. Without limiting the generality of the authority of the Managing Member(s) set forth in this Section 3.1, but subject to

Section 3.2 and the other provisions of this Agreement, the Managing Member(s) shall have the power and authority to:

(a)   Appoint, employ, or otherwise contract with any persons or entities for the transaction of the business of the Company or the performance of services for or on behalf of the Company;

(b)   Delegate to any such person (who may be designated an officer of the Company) or entity such authority to act on behalf of the Company as the Managing Member(s) may from time to time deem appropriate;

(c)   Acquire by purchase, lease, or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(d)   Operate, maintain, finance, improve, construct, own, grant options with respect to, sell, convey, assign, mortgage, and lease any real estate and any personal property necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(e)   Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of Company property, or in connection with managing the affairs of the Company;

(f)   Borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company, and secure the same by mortgage, pledge, or other lien on any Company property;

(g)   Execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Company property;

(h)   Prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the Company property and in connection therewith execute any extensions or renewals of encumbrances on any or all of the Company property;

(i)   Care for and distribute funds to the Members by way of cash, income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Company or this Agreement;

(j)   Contract on behalf of the Company for the employment and services of employees and/or independent contractors, such as lawyers and accountants, and delegate to such persons or entities the duty to manage or supervise any of the assets or operations of the Company;

(k)   Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to the Company's property) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be lawfully carried on or performed by a limited liability company under the laws of each state in which the Company is then formed or qualified;

(l)   Make any and all elections for federal, state, and local tax purposes including, without limitation, any election, if permitted by applicable law: (i) to adjust the basis of Company property pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of Units in the Company and distributions; (ii) to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state, or local tax returns; and (iii) to the extent provided in Code Sections 6221 through 6231, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacity as members, and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members;

(m)   Take, or refrain from taking, all actions, not expressly proscribed or limited by this Agreement, as may be necessary or appropriate to accomplish the purposes of the Company;

(n)   Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Members in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith;

(o)   Open and maintain bank accounts for the deposit of Company funds, with withdrawals to be made on the Company's behalf, upon such signature or signatures as the Managing Member(s) may designate; and

(p)   Determine the time and amount of distributions from the Company to the Members, subject to the terms of this Agreement.

The Managing Member(s) of the Company shall be entitled to receive reasonable compensation for the performance of its duties and obligations hereunder. In addition, the Managing Member(s) shall be entitled to reimbursement for all of his normal and reasonable expenses of travel, entertainment and other activities incurred on business on behalf of the Company, subject to reasonable documentation of such expenses.

3.2   Matters Requiring the Approval of the Members. Notwithstanding anything to the contrary, the Company shall not take any of the following actions or make any of the following decisions, without, in each case, having first obtained the Approval of the Members: (a) sell, exchange or otherwise transfer or dispose of all or substantially all of the assets of the Company; (b) materially change the purpose of the Company or the Company's business; (c) amend the Certificate of Formation of the Company; or (d) agree to any merger, consolidation, liquidation or dissolution of the Company.

3.3   Officers.

(a)   The officers of the Company shall be, and shall be elected, removed and perform such functions, as are determined by the Managing Member(s). The Managing Member(s) may

appoint, employ, or otherwise contract with such other Persons for the transaction of the business of the Company or the performance of services for or on behalf of the Company as it shall determine in its sole discretion. The Managing Member(s) may delegate to any officer of the Company or to any such other Person such authority to act on behalf of the Company as the Managing Member(s) may from time to time deem appropriate in its sole discretion.

(b)   Except as modified in this Agreement, the officers of the Company shall have fiduciary duties identical to those of officers of a business corporation organized under the Florida General Corporation Law.

(c)   The current officers and their titles are listed on Exhibit B hereto.

3.4   Execution of Documents. Except as otherwise provided by the Members or in this Agreement, when the taking of such action has been authorized by the Managing Member(s) or with the Approval of the Members, as applicable, any officer of the Company or any other Person specifically authorized by the Managing Member(s), may execute any contract or other agreement or document on behalf of the Company and may execute and file on behalf of the Company with the Secretary of State of the State of Florida any certificate of amendment to the Company's Certificate of Formation, one or more Restated Certificates of Formation and, upon the dissolution and completion of winding up of the Company, or as otherwise provided in the Act, a Certificate of Dissolution dissolving the Company.

3.5   Voting by Members; Actions Without Meeting. For purposes of this Agreement, unless the context requires otherwise, the terms "approve", "authorize", "vote", "consent" and "ratify", or any variation thereof, shall include any form of approval, authorization, vote, consent or ratification by the Members. Unless otherwise provided herein, Members who are entitled to vote shall have the right to vote their Units on actions to be taken and decisions to be made specified herein or in the Act as requiring the approval of the Members. All actions to be taken and decisions to be made by the Members shall be determined by the Approval of the Members unless otherwise expressly provided herein.

3.6   Conflict of Interest Transactions. No contract or other transaction between the Company and one or more of the Members or Managing Member(s) of the Company or any other Person in which one or more of the Members or Managing Member(s) of the Company are managers, Managing Member(s)s, directors, or officers or are financially interested shall be either void or voidable because of such relationship or interest, because such Members or Managing Member(s) authorizes, approves, or ratifies such contract or transaction, or because their votes are counted for such purpose if: (a) the fact of such relationship or interest is disclosed or known to the Members entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or (b) the contract or transaction is fair and reasonable as to the Company at the time it is authorized by the Managing Member(s) or the Members, as applicable.

ARTICLE IV CAPITAL CONTRIBUTIONS;
CAPITAL ACCOUNTS; TAX MATTERS

4.1   Capital Contributions. Each Member who is an original party to this Agreement has contributed, or concurrently with its execution of this Agreement shall contribute, to the Company the cash amount or the property set forth on Schedule I hereto opposite its name, which shall represent such Member's Capital Contribution to the Company. An Additional Member, upon admission as a Member, shall contribute such capital to the Company as the Managing Member(s) shall determine and agreed to by such Additional Member at the time of his admission. No future Capital Contributions, or the failure to make such Capital Contributions, shall result in an adjustment to the number of Units held by any Member. Such future Capital Contributions shall only result in an adjustment to the applicable Member's Capital Account in accordance with Section 4.2 hereof. Thereafter, no Member (including Additional Members and Substitute Members) is either expected or obligated to contribute any further Capital Contributions to the Company. The provisions of this Agreement, including this Section 4.1, are intended solely to benefit the Members and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this Agreement) and no Member shall have any duty or obligation to any creditor of the Company to make any Capital Contribution to the Company.

4.2   Capital Account. A single, separate capital account shall be maintained for each Member. Each Member's capital account shall be credited with the amount of money and the fair market value of property (net of any liabilities secured by such contributed property that the Company assumes or takes subject to) contributed by that Member to the Company; the amount of any Company liabilities assumed by such Member (other than in connection with a distribution of Company property), and such Member's distributive share of Company Profits. Each Member's capital account shall be debited with the amount of money and the fair market value of property (net of any liabilities that such Member assumes or takes subject to) distributed to such Member; the amount of any liabilities of such Member assumed by the Company (other than in connection with a contribution); and such Member's distributive share of Company Losses.

4.3   Internal Revenue Code and Regulations. Notwithstanding any provision of this Agreement to the contrary, each Member's capital account shall be maintained and adjusted in accordance with the Code and the Regulations, including, without limitation, (i) the adjustments permitted or required by Code Sections 704(b) and, to the extent applicable, the principles expressed in Code Section 704(c) and (ii) adjustments required to maintain capital accounts in accordance with the "substantial economic effect test" set forth in the Regulations under Code Section 704(b).

4.4   Substitute Members; Transfer of Units. Any Member, including any Substitute Member, who shall receive Units (or whose Units shall be increased) by means of a transfer to him of all or a part of the Units of another Member, shall have a capital account that reflects the capital account associated with the transferred Units (or the applicable percentage thereof in case of a transfer of a portion of the Units held by another Member).

4.5   Tax Matters Partner. The initial "Tax Matters Partner" for purposes of Code Section 6231 and the Regulations promulgated thereunder is listed on Exhibit C hereto. Such "Tax Matters Partner" shall promptly advise each Member of any audit proceedings proposed to be conducted with respect to the Company.

4.6   Taxation as S Corporation.

(a)   Subchapter "S" Status. The Members agree that the Company shall be an "S" corporation within the meaning of the Code. No Member shall take any action or fail to take any action which he or it knows or should know will result in the termination of the Company's Subchapter "S" election (the "Election"); and, if any such act or failure to act shall occur, such Member shall immediately take such steps that may be required to prevent the termination of the Election. In the event that the Company's Election is terminated because of any Member's act or failure to act which he or it knew or should have known would result in such termination, such Member shall indemnify the other Members for any loss or liability incurred on account of such termination, including, without limitation, any federal and state income taxes directly attributable to such termination.

(b)   Distributions. Subject to any limitation on distributions imposed by applicable law, the Company and the Members agree as follows:

(i)   Subject to the terms of this paragraph, the Company shall make pro-rata distributions of cash, to the Members based on ownership of and Class of shares in the Company, to pay federal and state income taxes on the income (net of any tax benefits produced for the Members by the Company, losses, deductions and credits) that passes from the Company under the applicable provisions of the Code.

(ii)   The total amount required to be distributed shall be determined by conclusively presuming that all taxable income which passes through to each Member will be taxed at the maximum marginal federal rate (without regard to exemptions or phase out of lower tax rates) and the maximum marginal state rate which may be applicable to any Member at which income of any individual can be taxed in the calendar year that includes the last day of the Company's taxable year.

(iii)   The Company shall make the distributions required in subsection 4.6(b)(i) above in a timely manner to allow the tax (including, without limitation, estimated tax payments) attributable to the income passed through the Company to any Member to be paid when due

(iv)   No provision in this subsection 4.6 shall cause the total dividend paid with respect to any outstanding Unit to differ from any amounts paid with respect to any other outstanding Unit.

(v)   No provision of this subsection 4.6 shall be construed to limit the ability of the Company to declare and pay additional dividends to the Member out of the assets

of the Company legally available for such payment at such time or times as the Managing Member(s) of the Company may determine.

(c)   **Waiver of Termination of Subchapter "S" Status**. If the Company's status as an "S" corporation under the Code is terminated inadvertently and the Company wishes to obtain a ruling under Section 1362(f) of the Code to reinstate the Company's Subchapter "S" election, each Member agrees to make any adjustments required pursuant to Section 1362(f)(4) of the Code and approved by the Company's Managing Member(s). Each Member's obligation to make such adjustments shall continue after the Member has ceased to own Units in the Company.

(d)   **Income Allocations After Termination of "S" Election or Disposition of Units**. In the event of the termination of the Company's status as an "S" corporation under the Code, each of the Members agrees and consents to, the election by the Company under Section 1362(e)(3) of the Code to have the rules of Section 1362(e)(2) not to apply for its "S termination year". As a result of such election, the Company shall close its books on the last day of the short taxable year for the Company's "S termination year". Additionally, in the event of the termination of a Member's interest in the Company in any taxable year of the Company, each Member agrees, and consents to, the Company's election to have the rules set forth in Section 1377(a)(1) apply as if the taxable year of the Company consisted of two taxable years. The Company's election with respect to Section 1377(a)(1) is to be made with respect to termination of the interest of any Member who disposes of all of his interests in the Company.

(e)   **Member Loans/Straight Debt Safe Harbor**. In the event one or more Members loan funds to the Company, the terms of such loan shall comply with the requirements of the straight debt safe harbor provisions under Section 1361(c)(5) of the Code and the regulations thereunder. In the event the terms of such loan fail to comply with the straight debt safe harbor under Section 1361(c)(5), then the parties agree transaction shall be characterized and documented as a contribution of capital by such Member to the Company notwithstanding the original terms of such transaction.

4.7   **Fiscal Year; Books and Records**. The fiscal year of the Company shall be a calendar year. The books and records of the Company shall be maintained in accordance with the cash method of accounting and Section 704(b) of the Code and the Regulations thereunder. The Company shall keep adequate books and records at its principal office, setting forth a true and accurate account of all business transactions arising out of and in connection with the conduct of the Company. Such books and records shall be kept separate and apart from the books and records of any Member or any Affiliate thereof.

4.8   **Annual Report**. Within a reasonable period after the end of each Company fiscal year, each Member shall be furnished with a compiled annual report containing a balance sheet as of the end of such fiscal year and statements of income, Member's equity and changes in financial position, and a cash flow statement for the year then ended.

4.9   **Inspection**. The Members and their duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Managing Member(s) on behalf of the Company, shall not have the right to

keep confidential from the Members any information that the Managing Member(s) would otherwise be permitted to keep confidential from the Member pursuant to Section 18-305 of the Act.

4.10   Additional Funds. In the event that at any time the Company requires funds for any purpose including, without limitation, funds required to timely pay any and all operating expenditures of the Company in excess of gross operating receipts, the Managing Member(s) may (a) request the Members to make Capital Contributions to the Company in the amount of the required additional funds, on a pro-rata basis, based upon their respective Percentage Interests; (b) request the Members to make Member Loans to the Company in the amount of the required additional funds upon the terms and conditions set forth in Section 4.11 hereof; or (c) borrow the required additional funds from third parties upon such terms and conditions as the Managing Member(s) deems commercially reasonable. No Member shall be required to make any additional Capital Contributions to the Company or to make a Member Loan to the Company.   In the event that the Members deliver the required additional funds to the Company on a pro-rata basis then, unless otherwise agreed by all of the Members in writing, such additional funds shall be deemed to be Capital Contributions to the Company, not Member Loans.

4.11   Member Loans. Member Loans shall neither increase the Percentage Interest nor increase the Capital Account of the Member(s) making such Member Loans.   In the event the Managing Member(s) requests the Members to make Member Loans, then each Member may, but shall not be obligated to, make a Member Loan to the Company in an amount equal to the amount of the required funds multiplied by such Member's Percentage Interest.   In the event that any Member shall decline to lend its share of the requested funds, the lending Members may lend such amount (or portion thereof) as the non-lending Member shall have failed to lend pro-rata in accordance with the respective Percentage Interests of the lending Members or in such individual proportions as such lending Members shall mutually agree. Member Loans shall be evidenced by a written promissory note by the Company and shall bear interest from time to time at a per annum rate equal to the prime rate of interest as announced by the Wall Street Journal (or its successor), but not higher than the highest non-usurious rate of simple interest for commercial loans under applicable law. Payments of principal and interest on Member Loans shall be made from cash available for distribution pursuant to Article 5 and shall be made prior to any other distribution pursuant to Article 5 (other than distributions pursuant to Section 5.2). All Member Loans, both principal and interest, shall be fully due and payable upon the liquidation of the Company. No Member or Managing Member(s) shall have any liability for the return of any Member Loan, which Member Loans shall be payable solely from the assets of the Company.

ARTICLE V ALLOCATIONS AND DISTRIBUTIONS

5.1   Allocations of Profits and Losses. All items of Company Profit, Loss or the like shall be allocated among the Members in accordance with their respective Percentage Interests set forth in Schedule I hereto.

5.2   Distributions.

(a)   Allocation of Distributions. Any distributions of Cash Flow shall be made to the Members pro rata in accordance with their respective Percentage Interests set forth in Schedule I hereto. The amounts available for distribution may be generated by operations of the Company, through the sale, condemnation or refinancing property of the Company by collection of amounts owed to the Company or by any other transaction.

(b)   Limitation on Distributions. Notwithstanding anything to the contrary, no distribution shall be made pursuant to this Section 5.2 except to the extent permitted by applicable law, including, but not limited to Section 18-607 of the Act.

ARTICLE VI TRANSFER OF UNITS; ADDITIONAL UNITS AND MEMBERS

Section 6.1 Restrictions on Transfer. Except for Permitted Transfers, unless the prior written consent of the Company and the Members holding all of the outstanding Units of the Company entitled to vote (including the Units subject to the proposed Transfer) has first been obtained, no Member or its respective agent or legal representative of any kind shall at any time Transfer its Units except in accordance with the provisions of this Agreement and any attempt to do so will be null and void ab initio.

Section 6.2 Permitted Transfers. The following shall constitute Permitted Transfers:

     a. Any Transfer by a Member to another Member made in compliance with Section 6.6; and

     b. Any Transfer made by a Member in conformity with Section 6.6, provided that all other non-transferring Members consent in writing to such Transfer.

Section 6.3 Options Arising from Proposed Transfers.

     a. Notice and Intended Transfer. Each Member shall promptly advise the Company and the other Members in writing of the existence of all serious negotiations with any natural person and/or entity for the Transfer of any Units held by such Member. In the event any Member desires to Transfer, or determines that all or a portion of its Units should be Transferred, pursuant to a Bona Fide Offer, that Member then becomes a Transferring Member and shall notify the Company and the other Members of that fact in a writing stating:
     (i)   the Member's intention to make such Transfer;
     (ii)   the number of Units intended to be Transferred;
     (iii)   the identity of the person or entity making the Bona Fide Offer;
     (iv)   the event giving rise to the intended Transfer; and
     (v)   a copy of the Bona Fide Offer.

     Such written notice is referred to herein as a "Notice of Bona Fide Offer". Notices shall contain the following information: (a) that the Transferring Member desires to sell Units;

(b) the consideration for the Transfer; and (c) the terms of Transfer and attached to such notice shall be a copy of all agreements and documents pertinent to said Transfer.

b. Member Option.

    (i)   For a period of thirty (30) days from the later of:

          A.   the date of delivery to the Company of a Notice of Bona Fide Offer (the "Notice Date"); or

          B.   the date of determination of the Fair Market Value of the Units subject to such Notice of Bona Fide Offer pursuant to Section 6.8 hereof;

The Remaining Members shall have and are hereby granted the right, privilege and option to elect to purchase all or a portion of the Units owned subject to the Bona Fide Offer by the Transferring Member as of the Notice Date. The purchase price of any Units acquired by the exercise of an option granted shall be the Fair Market Value of such Units. All amounts paid hereunder shall be payable in such amounts and at such times and pursuant to such other terms and conditions as further provided in Sections 6.8 and 6.10. Each Member shall have the initial right to purchase that portion of the Units of the Transferring Member equal to the ratio which the Units owned by such Member on the Notice Date bears to the total number of Units owned by all Remaining Members on the Notice Date. A Member may exercise the option granted in this subsection containing a statement of such Member's election to exercise or not exercise its option hereunder and the number of Units, if any, which it elects to acquire. Failure to provide a timely written election shall constitute the election of the Member not to exercise its option.

    (ii)   In the event that one or more of the Remaining Members fails to exercise fully their initial right hereunder, the Transferring Member shall notify in writing all other Remaining Members and the Company of that fact within ten (10) days after the expiration of the initial Member option period specified in Section 6.3(b)(i)(A). Each Remaining Member who has fully exercised the Remaining Member's initial right hereunder shall thereafter have a secondary right to purchase all of the Units of the Transferring Member which the Remaining Members have not theretofore elected to purchase under this Agreement in the ratio which such Remaining Member's existing number of Units owned on the Notice Date (exclusive of Units acquired by reason of the exercise of its initial or other rights hereunder) bears to the total number of Units owned on the Notice Date by all other Remaining Members who have fully exercised all initial and secondary rights hereunder (exclusive of Units acquired by reason of the exercise of their initial or other rights hereunder). Such secondary right may be exercised by providing written notice to the Transferring Member, the Company and the Remaining Members who have duly exercised all initial and secondary rights hereunder in the manner provided above within ten (10) days after delivery of

notice of such Remaining Member of the existence of Units subject to its secondary rights hereunder. The purchase price and terms of the secondary right shall be identical to those set forth subsequently in this Section. The secondary right provided hereunder shall be renewed in the same manner until all of the Transferring Members' Units have been purchased or until no Remaining Member seeks to purchase any of the Units of the Transferring Member which the Remaining Member have not theretofore elected to purchase under this Agreement.

Section 6.4 Company's Option. If the Remaining Members do not fully exercise their rights pursuant to Section 6.3(b) to purchase all of the Units owned by the Transferring Member as of the Notice Date, the Transferring Member shall provide the Company with written notice of that fact within ten (10) calendar days after the expiration of the last option period provided under Section 6.3(b)(i)(B). The Company shall have and is hereby granted the right, privilege and option to elect to purchase all or a portion of the remaining Units owned and offered by the Transferring Member. The purchase price of any Units acquired by the exercise of an option granted shall be the Fair Market Value of such Units. All amounts paid hereunder shall be payable in such amounts and at such times and pursuant to such other terms and conditions as further provided in this Article VI. The Company's option hereunder may be exercised by providing written notice to the Transferring Member of its acceptance or rejection of such option and the number of Units it elects to acquire within thirty (30) days of the receipt of notice by the Company from the Transferring Member required by this Section 6.4. The Company's failure to provide timely response shall constitute its election not to exercise its option hereunder.

Section 6.5 Right to Transfer. If the Remaining Members and the Company do not elect to acquire at least that number of Units of the Transferring Member described in the Notice of Bona Fide Offer, the Transferring Member shall have the right, for a period of ninety (90) days from the expiration of the option period provided in Section 6.4, to Transfer the number of Units identified in the Notice of Bona Fide Offer to the Person identified in, and on the exact same terms and conditions as specified in, the Notice of Bona Fide Offer. Such Transfer shall not be made on terms and conditions other than those set forth in the Notice of Bona Fide Offer, no matter how slight any such variance may be. If the Transferring Member's Units are not so transferred within said ninety (90) day period, the proposed Transfer shall be null and void and said Units shall thereafter remain subject to all of the provisions of this Agreement.

Section 6.6 Obligations of Transferees. All transferees of Units that were transferred in accordance with any of the Transfer provisions of this Agreement shall take said Units subject to, and be entitled to the benefits of, all of the terms, conditions, restrictions, and agreements contained in this Agreement. As a condition precedent to the validity and completion of any Permitted Transfer or other proposed Transfer of Units, the transferee must execute a counterpart of this Agreement and such other pertinent documents as are deemed necessary by the Company to transfer all of the obligations and rights of the Transferring Member in the Units to the transferee of such Units. Any proposed Transfer or Permitted Transfer in which a proposed transferee refuses to comply with the provisions of this Section shall be null and void ab initio.

Section 6.7 <u>Additional Events Giving Rise to Options or Mandatory Purchase.</u>

<u>Events Giving Rise to Options.</u> Upon the occurrence of any of the following events, then the Member to whom such event applies shall be deemed a Transferring Member and the Remaining Members and the Company shall have, and are hereby granted, the right, privilege and option to acquire all of the Units owned by the Transferring Member subsequent to the occurrence of such an event with respect to:

      i.   The filing of a valid bankruptcy petition with respect to a Member;

      ii.   Incompetence of a Member;

      iii.   The divorce of a Member; or

      iv.   A Member

          A.   violates any material term of this Agreement and fails to fully cease such prohibited activity within twenty (20) days of delivery of written notice by the Company or other Member to that Member asserting the occurrence of such activity;

          B.   engages in any other action which materially violates the fiduciary duties as Member with respect to the Company and/or the Members;

          C.   is convicted of, pleads no contest to and/or pleads guilty to any felony that involves dishonesty, theft, embezzlement, misappropriation and/or fraud with respect to the Company; and/or

          D.   any act occurs or condition exists which would constitute a Transfer of any Units if the restrictions upon Transfers set forth in this Agreement did not exist and which act or condition does not constitute a Permitted Transfer or a Transfer authorized or permitted to and completed in full compliance with this Agreement.

A Member to whom any of the foregoing events apply, shall provide to the Company immediate written notice of such events.

Section 6.8 <u>Death of a Member.</u> Upon the death of a Member and within twenty (20) days of the Company's receipt of written notice from the legal representative of such Member's estate as to the Member's death, the legal representative of his estate shall sell and transfer to the Company, and the Company shall purchase and acquire from said legal representative, all of the Units owned by the deceased Member at the time of his death. The purchase price of such Units shall be their Fair Market Value as determined pursuant to Section 6.9 and shall be payable in such amounts and at such times as provided in Section 6.10; provided, however, that in the event that the Company owns any policies of life insurance which insure the life of the deceased Member, (a) in the event that the aggregate death benefit amount of the life insurance proceeds paid to the Company pursuant to such policies exceeds the Fair Market Value as determined pursuant to

Section 6.9, the Company shall be entitled to retain the amount of such excess; and (b) in the event that the aggregate death benefit amount of the life insurance proceeds paid to the Company pursuant to such policies are less than the Fair Market Value as determined pursuant to Section 6.9, the Corporation shall pay the difference in the manner set forth in Section 6.10.

Section 6.9 <u>Valuation.</u>

    a.   <u>Annual Valuation</u>. The Members of the Company, shall have the right, but not the obligation, to unanimously agree in writing as to the Fair Market Value of the Units for the purposes of this Agreement. The determination or redetermination of such Fair Market Value shall be made by the unanimous consent of the Members in a writing signed by all of the Members. The Fair Market Value of the Units determined in the manner provided in this Section shall be binding for the purposes of this Agreement except to the extent set forth in Section 6.9(b) below.

    b.   <u>Appraisal</u>.

        i.   If there shall not have been a determination of the Fair Market Value of the Units pursuant to Section 6.9(a) within six (6) months prior to a Valuation Date, then the Fair Market Value of the Units to be sold shall be determined pursuant to subsections (ii) - (vii), below.

        ii.   The Fair Market Value may be determined by unanimous agreement of the Transferring Member and the Company. In the event the Transferring Member and the Company are unable to agree upon the Fair Market Value of the Units within twenty (20) days of the Notice Date, the Company shall on that 20th day and at its sole expense, appoint a qualified independent appraiser to determine the Fair Market Value of the Units as of the Valuation Date (the "First Appraisal") for the purposes of the Transfer between the Transferring Members and those Remaining Members who have not agreed upon the Fair Market Value of the Units to be Transferred. Said appraisal shall be completed within thirty (30) days of the appointment of the appraiser. The Company shall provide the report of such independent appraiser to the Transferring Member and all Remaining Members.

        iii.   If the Transferring Member refuses the results of the First Appraisal, the Transferring Member may, within fifteen (15) days after the date of delivery of the First Appraisal to him, notify the Company and each Remaining Member in writing of the fact. If such notice has been timely given, the Transferring Member, at its sole expense, may then select a qualified independent appraiser to conduct a separate appraisal of the Fair Market Value of the Units as of the Valuation Date and submit that appraisal to the Board within forty five (45) days after the deliver to the Transferring Member of the First Appraisal. The Transferring Member shall provide a copy of the report of such independent appraiser to the Company and each Remaining Member. If the Transferring

Member does not cause a Second Appraisal to be timely made, the First Appraisal shall govern and conclusively determine the Fair Market Value of the Units.

iv.　　If the Second Appraisal is timely made and submitted and if, as between the First Appraisal and the Second Appraisal, the lower appraisal is not less than eighty percent (80%) of the higher appraisal, the Fair Market Value of the Units shall be the Fair Market Value as determined in the First Appraisal. If the lower appraisal is less than eighty percent (80%) of the higher appraisal, the appraisers who submitted the First and Second Appraisal shall then mutually select a third qualified independent appraiser, the expense of which shall be equally shared by the Company and the Transferring Member, to make an appraisal of the Fair Market Value of the Units as of the Valuation Date (the "Third Appraisal"). In the event a Third Appraisal is required and the First and Second Appraisers cannot mutually agree on a selection of a qualified third appraiser within ten (10) days after the submission of the Second Appraisal, a third appraiser shall be chosen by the Chief Judge of the Tenth Judicial District of the State of Minnesota upon the request of the Board, the Transferring Member or either of the two appraisers.

v.　　The Third Appraisal shall be completed within thirty (30) days after its selection, and the Fair Market Value set forth in the Third Appraisal shall be averaged with either of the First or Second Appraisals, whichever of those two appraisal's value is closest to the appraised value set forth in the Third Appraisal. The value so determined shall be the Fair Market Value for the purposes hereof and shall be binding on the parties.

vi.　　Except as otherwise expressly provided above, the costs of an appraisal shall be borne by the party ordering or requesting such appraisal. If a Third Appraisal is used to determine the Fair Market Value, the cost of such Third Appraisal shall be paid by the party whose appraisal is not used in the determination of the Fair Market Value.

vii.　　All appraisers selected to make an appraisal shall be duly qualified by training and experience to competently appraise the business and assets of the Company. In determining Fair Market Value, all appraisers shall be instructed to appraise the market value of the assets of the Company and reduce there from all liabilities of the Company to determine the total Fair Market Value of all of the issued and outstanding Units. The Fair Market Value of the Units being sold shall be equal to the Fair Market Value of all of the Units, divided by the total number of issued and outstanding Units, and multiplied by the number of Units being sold. Each appraiser shall be instructed not to give any consideration to the fact that such Units are not readily transferable.

Section 6.10 <u>Payments for Units</u>.

     a. <u>Closing Date</u>. The Closing of the transaction with respect to the sale of Units of a Transferring Member pursuant to this Agreement, shall occur at a time of day and place mutually agreeable to the Transferring Member (or the representative of such Member) and the Purchasers on a date not later than sixty (60) days subsequent to the expiration of the last option period applicable to any of the Units or, in the event that the Company is obligated to purchase a Transferring Member's Unit, then Closing shall be no later than sixty (60) days after the last option period with respect to the Remaining Members.

     b. <u>Payment Terms</u>. The purchase price of any Units acquired in a sale pursuant to this Agreement shall be paid in cash or certified funds. Unless the Members holding all of the outstanding Units of the Company entitled to vote unanimously agree otherwise, twenty percent (20%) of the purchase price shall be paid at Closing. The remaining principal balance of the purchase price shall be paid in sixty (60) equal consecutive monthly installments commencing on the first day of the month following the Closing Date and continuing on each and every month thereafter, together with interest accrued on the unpaid balance at the Applicable Rate.

As evidence of any installment payment obligations incurred by the payment terms of this section, each Purchaser shall issue to the Transferring Member on the Closing Date a Promissory Note providing for payment as set forth above.

Section 6.11 <u>Company Action</u>.

     a. <u>Amounts Due</u>. Any sums due and payable by the Company pursuant to this Article VI to a Member or successor shall be reduced by any indebtedness which may be due and owing by any such Member to the Company.

     b. <u>Termination</u>. The terms of this Article VI shall terminate upon the occurrence of any of the following events:

          i. the unanimous affirmative written consent of the Company and the Members holding all of the outstanding Units of the Company entitled to vote;

          ii. the cessation of the business of the Company as agreed to by the Members holding all of the outstanding Units of the Company entitled to vote; or

          iii. the valid entry of an order for relief under Chapter 7 of the Bankruptcy Code with respect to the Company, or the dissolution or complete liquidation of the Company.

6.12 <u>Effect of Non-Complying Transfer</u>. In the event any purported or attempted Transfer of Units does not comply with the provisions of this Agreement, the purported or attempted Transfer of such Units shall be null and void and of no force or effect, and the purported

transferee shall be deemed not to be a Member of the Company and shall not be entitled to registration of such Transfer on the books of the Company.

6.13   Voting Rights of Assignees and Substitute Members. Any assignee who shall receive Units by means of a transfer to him of all or a part of the Units of another Member shall have no right to participate in management of the business and affairs of the Company, inspect the books of account of the Company, or exercise any other right of a Member unless and until admitted as a Substitute Member. An assignee that is approved as a Substitute Member by the Members or otherwise pursuant to the provisions hereof and that has complied with the provisions of this Agreement shall be a Member for all purposes hereof and shall hold his Units subject to the terms of this Agreement.

6.14   Requirements of All Transfers of Units. In addition to any other requirements set forth in this Agreement, no Transfer of Units shall be valid unless: (a) the transferee has executed any and all documents and instruments, in form and substance reasonably satisfactory to the Company and its counsel, required to evidence (i) such transferee's ownership of such Units on the books and records of the Company; and (ii) such transferee's acceptance and adoption of all of the terms and provisions of this Agreement; and (b) such transferee has paid all reasonable attorneys' fees incurred by the Company in connection with the preparation of such documentation. Further, the Company shall not be bound to acknowledge or recognize any Transfer of Units until the Company has been furnished with such reasonable written proof of the Transfer as it shall demand.

6.15   Securities Laws. Each Member acknowledges that his Units have not been registered under the Securities Act of 1933, as amended, or the securities or blue sky laws of any applicable state or other jurisdiction (collectively, "Securities Laws") or any rules or regulations promulgated thereunder. Each Member represents and warrants that it acquired its Units without a view to the offer, offer for sale, or the sale in connection with the distribution of such Units and agrees that he will hold such Units indefinitely unless: (a) the Transfer thereof is registered under applicable Securities Laws; or (b) an exemption from such registration is available and, if required by the Company, an opinion of counsel for the Company, in form and substance satisfactory to the Company and its counsel, is obtained to that effect. The requirements of this Section are in addition to any other restrictions on the Transfer of Units set forth in this Agreement.

6.16   Registration of Transfers. The Managing Member(s) shall amend Schedule I hereto from time to time to reflect transfers made in accordance with, and as permitted under, this Article 6.

6.17   Additional Units and Members. The Members, acting unanimously, shall have the right to admit Additional Members and shall issue additional Units, upon such terms and conditions, at such time or times, and for such Capital Contributions as shall be determined by all of the Members; and in connection with any such admission and issuance, the Managing Member(s) shall amend Schedule I hereof to reflect the name, address and Capital Contribution of the Additional Member, the number of Units issued to such Additional Member and any changes in Percentage Interests. Except as otherwise agreed between the Company and such Additional Member at the time of admission, an Additional Member who is admitted pursuant to and who

has complied with the provisions hereof shall be a Member for all purposes hereof and shall hold his Units subject to the terms of this Agreement.

ARTICLE VII RETURN OF CAPITAL; WITHDRAWAL

7.1   Return of Capital. No Member or Managing Member(s) shall have any liability for the return of any Member's Capital Contribution which Capital Contribution shall be payable solely from the assets of the Company at the absolute discretion of the Managing Member(s), subject to the requirements of the Act.

7.2   No Voluntary Withdrawal. No Member shall have the right to withdraw from the Company except with the consent of all of the other Members and upon such terms and conditions as may be specifically agreed upon among such other Members and the withdrawing Member. The provisions hereof with respect to distributions upon withdrawal are exclusive and no Member shall be entitled to claim any further or different distribution upon withdrawal under Section 18-603 of the Act or otherwise.

ARTICLE VIII DISSOLUTION

8.1   Dissolution. The Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following:

(a)   the Approval of the Members to dissolve the Company; or
(b)   at any time there are no members of the Company unless the business of the Company is continued in a manner permitted by Section 18-801(a)(4) of the Act; or

(c)   the entry of a decree of judicial dissolution under Section 18-804(a)(5) of the Act; or

(d)   the sale of all or substantially all of the assets of the Company.

8.2   Bankruptcy of Member. The bankruptcy of a Member or the occurrence of any of the events described in Section 18-304 with respect to a Member shall not cause the Member to cease to be a member of the Company or a dissolution of the Company and, upon the occurrence of such an event, the business of the Company shall continue without dissolution.

8.3   Liquidation. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the following order of priority:

(a)   First, to pay all liabilities and obligations of the Company that are then due and payable, except for Capital Contributions and liabilities to the Members (including, without limitation, Member Loans);

(b)   Second, to establish any reserves that the Managing Member(s) determine necessary for any unpaid, future, or contingent liabilities or obligations of the Company;

(c)   Third, to pay all liabilities of the Company to the Members including Member Loans, but excluding Capital Contributions;

(d)   Fourth, to the Members in proportion to, and to the extent of, the positive balances in their respective Capital Accounts; and

(e)   Then, to the Members pro-rata in accordance with their respective Percentage Interests set forth in Schedule I attached hereto

ARTICLE IX LIMITATION ON LIABILITY

The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Managing Member(s) of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Managing Member(s).

ARTICLE X INDEMNIFICATION OF MANAGING MEMBER(S), OFFICERS, EMPLOYEES AND AGENTS

10.1   Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding") by reason of the fact that he or she is or was a Managing Member(s), or officer of the Company, or is or was serving at the request of the Company as a Managing Member(s), manager, director, officer, employee or agent of another limited liability company or of a corporation, partnership, joint venture, trust or other enterprise, including a service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such a proceeding is alleged action in an official capacity as a Managing Member(s), manager, officer, employee or agent or in any other capacity while serving as a Managing Member(s), manager, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act (including indemnification for negligence or gross negligence but excluding indemnification (i) for acts or omissions involving actual fraud or willful misconduct or (ii) with respect to any transaction from which the indemnitee derived improper personal benefit), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith.

10.2   The right to indemnification conferred in Section 10.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition (hereinafter an "advancement of expenses"). The rights to indemnification and to the advancement of expenses conferred in Sections 10.1 and 10.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Managing Member(s), manager, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

10.3   The rights to indemnification and to the advancement of expenses conferred in this Article 10 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of the Managing Member(s)s or otherwise.

10.4   The Company may maintain insurance, at its expense, to protect itself and any Managing Member(s), manager, officer, employee or agent of the Company or another limited liability company, corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

10.5   The Company may, to the extent authorized from time to time by the Managing Member(s), grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Article 10 with respect to the indemnification and advancement of expenses of Managing Member(s), manager and officers of the Company.

ARTICLE XI MISCELLANEOUS

11.1   Amendments. This Agreement may be amended only upon the written consent of all Members.

11.2   Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been given three (3) business days after deposit in the mail, designated as certified mail, return receipt requested, postage-prepaid, or one (1) business day after being entrusted to a reputable commercial overnight delivery service, addressed to the party to which such notice is directed at its address set forth on Schedule I hereto, as the same may be changed from time to time. Any party may, by notice given hereunder, designate any different addresses to which subsequent notices and other communications shall be sent and Schedule I hereto shall be updated to reflect such change.

11.3   Entire Agreement. This Agreement represents the entire understanding and agreement between the parties with respect to the subject matter hereof, and supersedes all other negotiations, understandings, representations (if any), and agreements (oral or written) made by and between such parties.

11.4   Further Assurances. The parties hereby agree from time to time to execute and deliver such further and other transfers, assignments and documents and do all matters and things which may be convenient or necessary to more effectively and completely carry out the intention of this Agreement.

11.5   Binding Effect. All of the terms and provisions of this Agreement whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns. Without limiting the generality of the foregoing, any rights given or duties imposed upon the estate of a deceased Member shall inure to the benefit of and be binding upon the fiduciary of such decedent's estate in his fiduciary capacity.

11.6   Severability. Every provision hereof is intended to be severable, and if any term or provision hereof is illegal or invalid for any reason whatsoever or would affect the partnership status of the Company for federal income tax purposes, such provision shall be invalid, but such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

11.7   Specific Performance; Injunction. The parties acknowledge that the Units cannot be readily purchased or sold in the open market, and, for that reason, among others, the parties will be irreparably damaged (and damages at law would be an inadequate remedy) if this Agreement is not specifically enforced. Therefore, in the event of a breach or threatened breach by any party of any provision of this Agreement, then the other parties shall be entitled, in addition to all other rights or remedies, to injunctions restraining such breach, without being required to show any actual damage or to post any bond or other security, and/or to a decree for specific performance of the provisions of this Agreement.

11.8   Remedies Cumulative. No remedy herein conferred upon any party is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. No single or partial exercise by any party of any right, power or remedy hereunder shall preclude any other or further exercise thereof.

11.9   Legal Expenses. If any legal action or other proceedings (including arbitration) is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provisions of this Agreement, the successful or prevailing party (if any) shall be entitled to recover reasonable attorney's fees, court costs and all expenses even if not taxable as court costs (including, without limitation, all such fees, costs and expenses incident to appeals), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.

11.10   Governing Law; Venue. This Agreement shall be construed in accordance with the laws of the State of Florida without regard to principles of conflicts of laws and any proceeding arising between the parties in any manner pertaining or related to this Agreement, to the extent permitted by law, shall be held in Gulf Breeze, Florida.

11.11   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.12   Construction. Every covenant, term and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

11.13   Time. Time is of the essence with respect to this Agreement.

11.14   Incorporation. Every exhibit, schedule and other appendix attached to this Agreement and referred to herein is hereby incorporated in this Agreement by reference.

11.15   Recording. This Agreement shall not be recorded without the unanimous approval of all the Members.

11.16   Other Activities of the Members. To the extent permitted by applicable law, each of the Members and Managing Member(s) may engage in whatever activities they choose, whether the same are competitive with the Company or otherwise, without having or incurring any obligation to offer any interest in such activities to the Company or any Member and neither this Agreement nor any activity undertaken pursuant hereto shall prevent any Member from engaging in such activities, or require any Member to permit the Company or any Member to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the day and year first above written.

HOMEVEST.IO, LLC

DocuSigned by:

Michael Uhr

4C832D86331A4C0...

By: Michael Uhr

Its: President/Chief Manager

SCHEDULE I

MEMBERS OWNERSHIP

Name of Member	Contribution	Membership Units	Percentage Interest	Voting Interest
Homevest.io, LLC	$100.00	4,411	100%	100%

EXHIBIT A

DEFINITIONS

<u>Definitions</u>. When used in the Agreement (as hereinafter defined), the following terms not otherwise defined herein have the following meanings:

"Act" has the meaning set forth in the recitals to the Agreement.

"Additional Member" means a Person who is not then a Member and who is admitted as a Member by issuance of new and additional Units. Reference to "Additional Members" refers to all of the Additional Members.

"Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. A Person shall be deemed to control an entity if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract, or otherwise.

"Agreement" means the Operating Agreement of the Company, together with the Exhibits and Schedules attached thereto, as amended, restated, supplemented or otherwise modified from time to time.

"Approval of the Members" means the affirmative approval, authorization, vote, consent or ratification of all Members.

"Capital Contribution" means, with respect to any Member, the amount of capital contributed by such Member to the Company in accordance with Article 4 hereof.

"Cash Flow" means all cash revenues and receipts of the Company (other than Capital Contributions), including, without limitation, all cash proceeds from the sale of assets of the Company, *after* deducting cash revenue or receipts used to pay operating expenses, to pay principal, interest or other payments in connection with any debts or obligations of the Company (including debts or obligations to the Members), to pay capital expenditures, to make loans, or to establish reserves deemed necessary or desirable by the Managing Member(s).

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Company" shall mean 319 MARION OAKS TRAIL, LLC, a Florida limited liability company.

"Florida General Corporation Law" means the General Corporation Law of the State of Florida (8 Del.C. 1-101, et seq.), as amended from time to time.

"Losses" means any loss of the Company for federal income tax purposes as of the close of the fiscal year of the Company.

"Managing Member" means Michael Uhr, or such other Member as may be designated as the Managing Member(s) from time to time with the Approval of the Members. The "Managing Member(s)" of the Company shall be the "Manager" of the Company within the meaning of Section 18-101(10) of the Act.

"Member Loans" means any and all amounts transferred to the Company by a Member as a loan.

"Members" means the Persons who are original parties to the Agreement, in their capacity as a "member" of the Company within the meaning of the Act, and all other Persons admitted to the Company as Additional Members or Substitute Members pursuant to the Agreement, so long as they remain Members. Reference to a "Member" means any one of the Members.

"Percentage Interest" means with respect to any Member as of any date of determination, the percentage that the Units held by such Member bears to all outstanding Units, and represents such Member's share of the Profits and Losses of the Company and the Member's right to receive distributions of the Company's assets. The Percentage Interest of each Member shall initially be the percentage set forth opposite such Member's name on Schedule I attached hereto, as such Schedule shall be amended from time to time in accordance with the provisions hereof. The combined Percentage Interest of all Members shall at all times equal one hundred percent (100%).

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint-stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Profits" means the income of the Company for federal income tax purposes and income, if any, of the Company exempt for federal income tax purposes (including, without limitation, each item of Company income, gain, loss or deduction), all as determined as of the close of the fiscal year of the Company.

"Regulations" means the Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time. All references herein to specific sections of the Regulations shall be deemed to refer also to any corresponding provisions of succeeding Regulations.

"Substitute Member" means a Person who is not then a Member and who receives Units by way of Transfer from a Member and is admitted as a Member in accordance with the provisions hereof. Reference to "Substitute Members" refers to all of the Substitute Members.

"Transfer" means, with respect to any Unit, the sale, assignment, conveyance, transfer, gift, bequest, devise, levy, execution, pledge, encumbrance, hypothecation or other disposition by a person or entity of all or any portion of his or its Units in any manner whatsoever, whether voluntarily or involuntarily.

"Units" means the number of units in the Company held by each Member as set forth opposite such Member's name on Schedule I attached hereto, as such Schedule shall be amended from

time to time in accordance with the provisions hereof. The number of Units held by a Member shall represent such Member's ownership interest in the Company (which shall be considered personal property for all purposes), consisting of (i) such Member's Percentage Interest in profits, losses, allocations and distributions, (ii) such Member's right to vote or grant or withhold consents with respect to Company matters as provided herein or in the Act and (iii) such Member's other rights and privileges as herein provided.

<u>Rules of Construction</u>. Words used herein, regardless of the number and gender used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires, and, as used herein, unless the context clearly requires otherwise, the words "hereof," "herein," and "hereunder" and words of similar import shall refer to the Agreement as a whole and not to any particular provisions hereof.

EXHIBIT B

OFFICERS; TAX MATTERS PARTNER

<u>Managing Member</u>:

Michael Uhr

<u>Officers</u>:

President: Michael Uhr

Secretary:

Treasurer:

<u>Tax Matters Partner</u>:

Michael Uhr

Exhibit D to Form C
319 Marion Oaks Trail, LLC

Purchase Agreement



Quality You Deserve and Dependability You Can Count On
CRC1328989

Purchase Contract

1. **PARTIES:** Belac Homes LLC ("Seller") agrees to sell and convey to

   Homevest.io, LLC _____ _____ ("Buyer (s)"), and Buyer(s) agrees to buy from Seller, the property described below. Buyer(s) and Seller may be collectively referred to herein as the "Parties".

2. **CONTRACT, EFFECTIVE AND CLOSING DATE:** This agreement, including all Addenda hereto (which form an integral part hereof) shall be referred to as the "Contract." The promises by Buyer and Seller stated in this Contract, and the payment of the Deposit by Buyer, are the consideration for this Contract. The "Effective Date" of this Contract shall be the date upon which the last of the following events occurs: (i) Seller has executed this Contract; (ii) Buyer has executed this Contract; and (iii) Buyer has paid the Deposit to Seller. If Seller is the first to execute this Contract, this Contract shall constitute a fully revocable offer by Seller, which offer shall automatically expire on the third day after execution by Seller, unless Buyer shall execute the Contract and pay the Deposit to Seller prior to automatic expiration or revocation of such offer by Seller. Seller and Buyer agree that the sale will close on or before 3/15/2024_____, or within 10 business days of the issuance of the Certificate of Occupancy, whichever occurs last. Dates may change during the construction process. Seller shall give Buyer and Closing agent verbal or written notice of the date upon which the applicable local building department has issued or is expected to issue the final certificate of occupancy for the home on the property (Final CO).

3. **PROPERTY DESCRIPTION:**

   (A) Street address, city, zip: 319 Marion Oaks Trail Ocala, FL 34473_____

   (B) Property located in Marion County, Florida. Real Property Tax ID No: 8007-1015-10_____

   (C) Real Property: The legal description is:_____SEC 02 TWP 17 RGE 21 PLAT BOOK O PAGE 140 MARION OAKS UNIT 7 BLK 1081 LOT 4_____

   (D) The following items are excluded from the purchase: None

4. **PURCHASE PRICE:**

   (A) The Purchase Price for the Property is as follows:
   - (i) Purchase price of the property $ 253,900_____
   - (ii) Earnest Money Deposit held by First International Title
     To be paid within 2 business days of offer acceptance (the "Deposit") $ 1,000_____

CHECK ONE:	☐ MORTGAGE (VA or FHA)	☐ MORTGAGE(USDA)	☐ MORTGAGE(CONV)	✔ CASH

   The balance of the Purchase Price is to be paid to Seller at Closing, in collected funds. (This amount does not include expenses payable by Buyer at Closing under this Contract or in connection with any loan obtained by Buyer).

   (B) Buyer shall pay to Seller the Purchase Price at Closing, which obligation shall survive the Closing.

   (C) If Seller's costs of labor and or materials to construct the House materially increase for any reason, including a Force Majeure event, Seller may adjust the Purchase Price in an amount equal to Seller's increased costs by written notice to Buyer. Within three (3) business days after Seller's notice of any such adjustment, Buyer shall notify Seller in writing whether Buyer elects to either: (i) pay the adjusted Purchase Price as adjusted pursuant to Seller's written notice, or (ii) terminate the Contract and receive a refund of Buyer's Deposit. Failure to notify Seller in writing shall be automatically deemed an election to proceed at the adjusted purchase price (ii). If Buyer elects to terminate this Contract, the Deposit

Buyer Initials [DS M_____ _____

shall be refunded to Buyer and both Parties shall be released from all duties, obligations or liabilities to each other, whether hereunder or at law or equity.

5. **DEPOSIT:** The term "Deposit" shall mean the total of the Initial Deposit and any Additional Deposit(s) as set forth in this agreement and any other deposit paid with regard to options, upgrades or premiums pursuant to this Contract, or any Addenda or amendments, or any change order issued. If this Contract is contingent on Buyer obtaining Loan Commitment in accordance with Paragraph 7 and this Contract is terminated due to Buyer's failure or inability to do so, then the Deposit shall be refunded to Buyer all in accordance with Paragraph 7. Otherwise, except as set forth in this Contract, or permitted by applicable law, the Deposit is non-refundable. The Deposit shall be credited against the Total Purchase Price at Closing. Buyer shall make all Deposit payments directly to Seller in accordance with this Contract, and Seller may use such funds for construction of the Home or other general operation purposes, subject to Seller's obligation to refund the Deposit to Buyer if and when this Contract so requires.

6. **CONSTRUCTION:**

(A) The home has been or will be constructed substantially in accordance with the Construction Documents. The term "Construction Documents" means and includes all plans, drawings, and specifications relating to the proposed construction (the "Plans"), as subsequently modified by means of any change orders. The Construction Documents are incorporated herein by reference and shall be deemed part of this Contract. The Construction Documents (including the Plans, materials, fixtures, or methods) may be modified by Seller, without Buyer's consent: (i) to the extent required by federal, state, or local governmental authorities, and (ii) so long as there is no material detriment to Buyer, as needed by, or as expedient for, Seller. Seller may substitute materials of similar quality and shall determine the ultimate location of all wiring, plumbing, utility lines, heating and cooling systems and hot water heaters. Buyer understands and agrees that the Home, as completed, may vary from the Plans, and from any model(s), brochures and/or marketing materials that may have been viewed by Buyer. Changes may be due to the configuration of the Property (for example, a property may require a floor plan to be reversed). Any calculations of size, square footage, or dimensions is only an estimate. All construction on the Property must be approved and controlled by Seller and shall be performed only by Seller or contractors retained by Seller. In constructing the Property, Seller shall employ its normal construction schedule and Buyer agrees and understands that construction delays may occur. Seller is not responsible for inconvenience, loss, expense or other consequences resulting from delays in construction completion. Seller is not responsible for installation of telephone, cable television, internet, mail or similar services at, or after Closing. Seller will use reasonable efforts to keep Buyer informed of its construction schedule. Except as specifically provided herein, however: (i) Seller does not warrant the completion of the Home on any given date; and (ii) Seller shall have no liability to Buyer for any damages, consequential or otherwise, that result from Seller's inability or failure to complete the Home within any prescribed time period. All terms of this Section shall survive termination and Closing.

(B) Neither Buyer nor Buyer's agents shall do or cause to be done any work or alterations to the Property prior to Closing. Buyer may not interfere with, attempt to direct, or otherwise participate in the supervision or scheduling of construction or selection of subcontractors or suppliers engaged in construction of the home. Due to potential safety or health hazards present during construction of the Property, neither buyer nor any other person acting under buyer's direction may enter the property without seller's prior written permission or seller's agent to escort them. If Buyer, its agents, representatives, or invitees enter the Property prior to Closing, BUYER SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS SELLER FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, OR CAUSES OF ACTION ARISING IN FAVOR OF BUYER, BUYER'S HEIRS AND/OR AGENTS, OR ANY THIRD PARTY, ON ACCOUNT OF BODILY INJURY, DEATH, OR DAMAGE TO PROPERTY IN ANY WAY ARISING FROM OR RELATING TO SUCH ENTRY, REGARDLESS OF WHETHER SELLER, ITS AGENTS OR EMPLOYEES ARE NEGLIGENT IN WHOLE OR IN PART, AND EVEN IF THE INJURY, DEATH, AND/OR DAMAGE IS CAUSED BY THE SOLE NEGLIGENCE OF SELLER, ITS AGENTS, OR EMPLOYEES. THIS INDEMNITY SHALL SURVIVE ANY TERMINATION OF THIS AGREEMENT. Buyer's violations of this Section shall constitute a material default and permit Seller to terminate this Contract and demand and retain all Deposit and Custom Option Deposits as liquidated damages. The terms of this section shall survive Closing or any earlier termination of this Contract.

(C) A "Force Majeure" event means the occurrence or existence of any of an event or occurrence following the Effective Date, which event lies outside the reasonable control of Seller, and which causes or contributes to a delay in the construction of the Home, including (but not limited to) fire, flood, explosion, catastrophe, war, terrorism, invasion, riot, strikes, labor stoppages or shortages, material shortages or unavailability, industrial disturbances, embargoes or blockades, governmental prohibitions or regulation, inability to obtain permits or authorizations, acts of God, or other causes beyond Seller's reasonable control.

Buyer Initials ⌐DS⌐ _M_

7. FINANCING:

(A) If Buyer is paying cash as noted in section 4A: Buyer shall provide to Seller, within three (3) days of the Effective Date, evidence satisfactory to Seller of Buyer's financial ability to pay the Purchase Price in cash at the time of Closing. Failing that, Seller may terminate this Contract by written notice to Buyer, in which event Buyer and Seller will be released from any further obligations hereunder, and the Deposit shall be returned to Buyer.

(B) If Buyer is obtaining mortgage financing as noted in section 4A: This Contract is contingent on Buyer obtaining a loan (the "Loan"), for a term of ________ years (if blank, then 30 years). Buyer shall use its best efforts to obtain the Loan, to be secured by a first priority mortgage on the Property. Buyer shall provide Loan Approval at the time Buyer executes the sales contract and shall pursue approval of the Loan diligently thereafter. Within twenty one (21) days after the Contract Date ("Loan Commitment Deadline"), Buyer shall provide Seller with a letter from Buyer's lender (the "Loan Commitment") confirming approval of the Loan, at which time the contingency set forth in this Paragraph shall be deemed satisfied. If Buyer is unable to obtain Loan Commitment notwithstanding Buyer's best efforts, Buyer may deliver to Seller a written notice, on or before the Loan Commitment Deadline, of Buyer's election to terminate this Contract. If this Contract is terminated pursuant to this Section and Buyer is not in default under the Contract, Seller shall refund the Deposit to Buyer, and neither party shall have any further liability or obligation to the other hereunder. Further, if Loan Commitment contains contingencies or conditions not satisfied by Buyer before the Loan Commitment Deadline, Seller may terminate this Contract by written notice to Buyer. If this Contract is terminated pursuant to this Section and Buyer is not in default under the Contract, Seller shall refund the Deposit to Buyer, and neither party shall have any further liability or obligation to the other hereunder. Seller shall retain the Custom Option Deposits.

(C) Buyer agrees to require the Buyer's financial institution to order the appraisal, within seven (7) days after the Contract Date. If the home is not completed as of the contract date, the appraisal must be completed "Subject to Completion", with a final appraisal upon completion of construction. Seller may cancel the contract and retain the deposit if a completed appraisal report is not completed, within 21 days of the Contract Date.

(D) Notwithstanding anything to the contrary in this Contract, Buyer agrees that if Buyer either obtains Loan Commitment or fails to provide the Loan Commitment letter within twenty one (21) days after the Contract Date ("Loan Commitment Deadline"), the Deposit(s) paid by Buyer shall no longer be refundable unless Seller is in default under this Contract.

(E) Notwithstanding anything to the contrary in this Contract, Buyer agrees that if Buyer does not terminate the contract within twenty one (21) days after the Contract Date ("Loan Commitment Deadline"), the Deposit(s) paid by Buyer shall no longer be refundable, for any reason, unless Seller is in default under this Contract.

(F) Buyer understands and acknowledges that the Loan Commitment may be valid for no more than one hundred twenty (120) days. Buyer shall update Loan documentation as needed in order to maintain Loan Commitment until the Closing Date. Buyer shall execute all papers and perform all actions necessary to obtain and maintain the Loan Commitment and to accept the Loan once approved. Buyer shall pay all amounts required by its lender to close the Loan. At any time after Loan Commitment issuance, Seller may request that Buyer provide Seller further assurances that Buyer will be able to obtain the Loan on or before the date upon which Seller reasonably anticipates that the Closing will occur. If Buyer is unable to provide Seller such further assurances, as determined in Seller's reasonable discretion, Seller may, but is not obligated to, declare the Buyer in default and retain the Deposit.

(G) Buyer shall cause its lender to deliver the Loan proceeds to the Closing Agent as part of the Purchase Price at the Closing all fees, costs and expenses relating to the Loan (including, but not limited to, all application fees, discount points, origination fees, prepaid interest, credit reports, lender's title policy, survey fees, insurance premiums, premiums for lender's title insurance policy, recording fees, appraisal fees, and impounds for taxes and insurance) shall be paid by Buyer at or before the Closing.

(H) Seller may recommend one or more financial institutions from which Buyer may seek financing. Although Seller may have a marketing agreement or other similar agreement with such a lender, Buyer acknowledges that Seller is not affiliated with any such lender. Seller makes no representation with respect to the interest rate or other terms of any financing obtained by Buyer, whether such financing will be available or, if and when, Buyer may qualify for such financing.

8. WARRANTIES: A one year Builder's Warranty shall be furnished by Seller at time of conveyance. A special copy of the warranty documents are available for review at https://www.belachomes.com/bh-warranty . If Seller substantially alters warranty coverage subsequent to the execution of this contract, Buyer will have the opportunity to review the new

Buyer Initials DS M ________

warranty document at Closing. There are no facts known to Seller materially affecting the value of the Property which are not readily observable by Buyers or which have not been disclosed to Buyer.

Buyer hereby acknowledges that Buyer has received and has had an opportunity to review and approve the Limited Warranty prior to signing this Contract.

The Buyer must exhaust all remedies available to buyer under the limited warranty and manufacturer warranties prior to and as a condition precedent to seeking relief from seller relating to an alleged construction defect or other defect or warranty matter.

All terms of this Section shall survive termination and Closing.

9. **TITLE AND SURVEY:** Title to the Property is (and shall be conveyed to Buyer) subject to the following matters:

(i) Comprehensive land use plans, zoning, and other land use restrictions, prohibitions and requirements imposed by governmental authority
(ii) Covenants, restrictions, matters of plat and other matters of record common to the Community.
(iii) Taxes and assessments for the year in which the Closing Date occurs.
(iv) Special assessment liens.
(v) Utility, drainage and other easements of record upon which the Home does not encroach.
(vi) Oil, gas and mineral rights of record, so long as there exists no right of entry.
(vii) Riparian rights.
(viii) Reservations or exceptions otherwise permitted by this Contract or as approved by Buyer.
(ix) Matters that would be disclosed by a Survey, and matters set forth in the Title Commitment to which Buyer does not timely object.
(x) Other matters of record, provided the same do not prohibit or prevent use of the Property for residential purposes.

"Insurable title" means title which a title insurance company licensed to do business in Florida will insure at regular rates, subject to its standard exceptions and the exceptions listed above.

(A) **TITLE COMMITMENT:** Buyer may, at its option and at its expense, obtain from Closing Agent a commitment for title insurance ("Title Commitment") in the amount of the Purchase Price, agreeing to insuring Buyer's interest in the Property. Buyer shall have until ten (10) days prior to the Closing Date to examine title to the Property and to furnish Seller and Closing Agent with written notice of matters that cause title to the Property to not be Insurable Title. If Seller fails to cure such objections within a reasonable time, Buyer shall have the right, as its sole and exclusive remedy, to terminate this Contract and receive a refund of the Deposit and Custom Option Deposits. In no event shall Seller be obligated to remove or cure any exceptions to title to the Property that existed as of the Effective Date. Seller may extend the Closing Date, if necessary, to allow Seller to pursue curative efforts that Seller elects to pursue.

(B) **SURVEY:** In conjunction with any mortgage approval process, the Seller will furnish to the Buyer a current boundary survey of the lot prepared by a licensed land surveyor showing all boundaries, easements, and such other topographical features, if available. The acquisition and payment of any additional surveys, reports of title, mortgagor's or owners title insurance shall be the sole responsibility of the Purchaser(s). In the event the survey or title report should disclose any encumbrances or exceptions to title that materially affect the transferability of the property, or restrictions that significantly impair or prevent residential usage, the Purchaser(s) shall deliver to the Seller a written notice of objections, and the Seller shall have 7 days to cure. If not cured, the Purchaser(s) may by written notice to the Seller cancel this Contract, and the Purchaser(s) shall be refunded the Deposit. Common deed restrictions, subdivision covenants, recorded easements, any mortgage and tax liens, judgments, Homeowner Association fees, or assessments to be paid at closing, and such other conditions of title that do not substantially affect the property's transferability or use as a residence shall not constitute an objectionable encumbrance, exception or restriction that must be cured.

(C) **ANNEXATION:** If the property that is the subject of this Contract is located outside the limits of a municipality, the property may now or later be included in the extraterritorial jurisdiction of a municipality and may now or later be subject to annexation by the municipality. Each municipality maintains a map that depicts its boundaries and extraterritorial jurisdiction. To determine if the property is located within a municipality's extraterritorial jurisdiction or is likely to be located within a municipality's extraterritorial jurisdiction, contact all municipalities located in the general proximity of the property for further information.

Buyer Initials _M_ _____

10. **CLOSING:**

    (A) CLOSING AGENT: Seller designates the following company as the independent escrow company to act as the closing agent under this Contract (the "Closing Agent"):

    First International Title
    4701 SW College Rd #103
    Ocala, FL 34474
    Phone: 352-236-6875
    Email:angela.young@firstintitle.com

    The Closing Agent shall handle, among other matters, issuance of such title commitments, policies and endorsements as Buyer or its lender may require; preparation of the deed, closing statement and other closing documents in accordance with this Contract; circulating the closing documents and obtaining proper signatures thereon, on or prior to the Closing Date; collection and distribution of funds related to the closing; and distribution and/or recordation (as appropriate) of the executed documents following closing.

    (B) CLOSING PROCEDURE: At Closing:

    (i) Seller shall execute and deliver a Special Warranty Deed conveying title to the Property to Buyer and showing no title exceptions other than those permitted in this Contract.

    (ii) Buyer shall pay the Purchase Price in immediately available funds to the Closing Agent and accept the Property in its then present condition.

    (iii) Seller and Buyer shall each execute and deliver any notices, statements, certificates, affidavits, releases, Loan documents and other documents required by this Contract, necessary for Closing or reasonably required by the Title Commitment.

    (iv) Taxes and assessments for the current year, maintenance fees, assessments, dues and rents will be prorated between Buyer and Seller through the Closing Date. Taxes shall be prorated based on the maximum discounted amount. If taxes for the current year vary from the amount prorated at Closing, the Parties shall adjust the prorations when tax bills for the current year are available. If taxes are not paid at or prior to Closing, Buyer will be obligated to pay taxes for the current year. At Closing, Seller shall pay the full amount of special assessment liens imposed by a public body (but not by a homeowner or neighborhood association) that are certified, confirmed and ratified before the Closing Date. If special assessments may be paid in installments, Seller shall pay installments due prior to the Closing Date and Buyer shall pay installments due after the Closing Date, and assessments for the month of Closing shall be prorated.

    (v) Closing Agent shall disburse to Seller the balance of the Purchase Price, after adjusting for Seller's expenses and credits against the Purchase Price.

    (vi) Closing Agent shall schedule the closing only after receiving the complete closing package from the lender. (If purchase if financed)

    (vi) Seller must receive the complete closing package (including lender documents, if applicable) from the title company a minimum of one business day (24 business hours) prior to closing for document review.

    (vii) The terms of this Section shall survive the Closing.

    (C) The following expenses must be paid at or prior to Closing:

    (i) Expenses payable by Seller ("Seller's Expenses"):

        (a) Releases of existing liens created by Seller;

        (b) Taxes due for years prior to the Closing Date;

        (c) Cost of preparation of deed;

        (d) Seller's attorneys' fees; and

        (e) Any other expenses payable by Seller under this Contract.

    (ii) Expenses payable by Buyer (" Buyer's Expenses"):

        (a) All fees and costs associated with Buyer's, including but not limited to origination, discount, buy-down, and commitment fees; Private Mortgage Insurance Premium (PMI), VA Loan Funding Fee, or FHA Mortgage Insurance Premium (MIP); appraisal fees; credit reports; preparation of loan documents; prepaid interest recording fees and taxes; mortgagee title policy and endorsements; inspection fees; escrow fees; prepaid items and reserve deposits; tax deletion fee; closing fees; and courier and wire transfer fees;

        (b) documentary stamp tax on the Special Warranty Deed;

Buyer Initials _M_ _____

(c) Title search and Title Commitment, policy and endorsement fees and premiums;
(d) Association estoppels fees;
(e) Municipal lien searches, if required by Buyer or its lender;
(f) Closing Agent fees; and
(g) All other fees and costs of Closing not specifically allocated to Seller.

(D) REPORTING REQUIREMENTS: If Closing Agent is required to comply with the U.S. Treasury Department's Financial Crimes Enforcement Network ("FinCEN") Geographic Targeting Orders ("GTO's"), or similar requirements, Buyer shall provide Closing Agent with all information requested by Closing Agent. Buyer consents to Closing Agent's collection and report of said information to IRS or other applicable agencies or authorities.

11. PUNCH LIST WALK-THROUGH: Buyer may inspect the Property with Seller's representative upon the completion of construction, but no less than three (3) business days prior to the closing date. In accordance with Seller's standard practices, walk-through will take place during normal business hours. Immediately after the initial walk-through, Buyer and Seller shall prepare and sign a written list of items on the Property that the parties agree should be corrected, repaired or replaced (the "Punch List"). Seller shall correct, repair or replace the items listed on the Punch List before the Closing Date. Buyer may inspect the property with Seller's representative the day of closing prior to closing to ensure that the Punch List items have been completed. Upon signing the closing documents, Buyer acknowledges that the punch list items were completed in a workmanship manner and the home is 100% completed and in move-in ready condition. The existence of the Punch List shall not constitute an amendment or modification of this Contract. If Buyer does not attend a pre-closing walk-through, Buyer shall nevertheless be obligated to close on the Closing Date. After closing, the Seller shall not be required to correct, repair or replace any item(s) on or of the Property, unless otherwise specifically herein provided or required by law. All terms of this Section shall survive termination and Closing.

12. REAL ESTATE COMMISSION: This Contract ☑ is ☐ is not subject to a 2.5% commission of the base sales price payable to

Michael Cokery, CFA / Rise Realty (Selling Agent/Brokerage) DS MC (Agent Initials)

out of Seller's proceeds at Closing. Buyer acknowledges that Seller's brokers and sales agents represent Seller only, and do not represent Buyer. Buyer represents and warrants that Buyer has not employed any real estate broker, agent or finder in connection with this Contract, other than the Co-Broke office listed above (if blank, then there is no Co-Broker), who represents Buyer. **Buyer shall indemnify and hold Seller harmless from and against any and all liabilities, losses, costs, damages and expenses (including attorneys' fees and expenses and costs of litigation) that Seller may suffer or incur because of any claim by any broker, agent or finder, whether or not meritorious, for any compensation with regard to this transaction arising out of any acts or contracts of Buyer, other than the Co-Broker**. Seller shall have no obligation to pay any commission in the event that this sale is not fully funded and closed, even if caused by Seller's default This Section shall survive Closing or termination of this Contract for any reason. Seller Discloses that one of its' principals is a licensed real estate agent in the State of Florida.

13. CASUALTY LOSS: If fire or other casualty causes any part of the Property to be destroyed or substantially damaged prior to Closing, either Party may terminate this Contract by written notice to the other within ten (10) days of the date of such casualty. Seller shall have the right to determine if the Property is destroyed or substantially damaged. If fire or other casualty causes damage to the Property that does not destroy or substantially damage the Property, Seller shall have the right, at its option, to repair said damage and extend the Closing Date for up to thirty (30) days.

14. SELLER'S RIGHTS OF TERMINATION: Without regard to default and for any reason or no reason, Seller shall have the right to terminate this Contract, at any time prior to the Closing upon the payment to Buyer of the Deposit, and an additional $500.00, as liquidated damages as it would be difficult to ascertain actual damages due to the uncertainty of the real estate market and fluctuations in property values and the amount of $500.00 is a reasonable forecast of just compensation. Upon payment of such amount, the Parties shall be released from any further obligations under this Contract or any addenda hereto, except for those provisions that expressly survive.

PERMITS: This Contract is contingent upon Seller obtaining all proper permits for the Property. If Seller is not able to obtain all permits necessary to complete the Home, Seller may terminate this Contract and return the Deposit to Buyer. Thereafter, the Parties shall be released from any further obligations under this Contract or any addenda hereto, except for those provisions that expressly survive.

 Buyer Initials DS M ________

FORCE MAJEURE: Seller may terminate this Contract in the event any Force Majeure event renders it impossible or impractical for Seller to endeavor to timely complete construction of the Home. In such event, Seller shall refund the Deposit to the Buyer. Thereafter, the Parties shall be released from any further obligations under this Contract or any addenda hereto, except for those provisions that expressly survive.

15. **SELLER'S DEFAULT:** Prior to Closing, if Seller has not complied with its obligations under this Contract, Buyer may send Seller notice setting forth the alleged default, in detail, and Seller will have ten (10) business days after receiving the notice within which to fulfill Seller's obligations and provide Buyer notice that Seller has, in Seller's sole discretion, met its obligations. Seller shall not be liable for any special, indirect or consequential damages, including, without limitation, any damages based on a claimed decrease in the value of the Home, even if Seller has been advised of the possibility of such damages and Buyer's sole remedies in contract, tort and in accordance with any applicable statute are: (i) to terminate this Contract and receive a return of the Deposit(s) paid by Buyer, or (ii) to seek specific performance of Seller's obligations under this Contract, provided that such an action for specific performance shall be filed by Buyer within ninety (90) days following the earlier of the Closing Date or the alleged date of Seller's breach. As a condition precedent to filing any action, Buyer must comply with any requirements for mediation or arbitration as herein set forth. Notwithstanding any provision to the contrary in this Contract, if Seller's default is based upon the failure of Seller to complete the Home within the time period provided in Section 6C, then Buyer shall have available all remedies at law or in equity, without limitation, as a result of such failure.

16. **BUYER'S DEFAULT:** If Buyer fails to close on the Closing Date for any reason whatsoever, or if Buyer defaults on its obligations under any provisions of this Contract, or if Buyer notifies Seller it cannot or will not close on the Closing Date, Seller may terminate this Contract and retain all Deposits (including Custom Option and/or upgrade Deposits) made by Buyer under this Contract, as fair and reasonable liquidated damages. The amount of liquidated damages is intended as a reasonable estimation of Seller's actual damages (and not as a penalty) resulting from a breach by Buyer, due to the difficulty and uncertainty in ascertaining, as of the Effective Date, the actual damages Seller would suffer from a Buyer default. Such damages include costs such as the cost of administering this Contract, the cost to take the Property off the market while this Contract remains in effect, and the lost opportunity to sell the Property to others. In each instance in which this Contract permits Seller to retain Buyer's Deposit(s) as liquidated damages, Buyer shall be deemed to have waived all challenges to the enforceability of said liquidated damages provision. This waiver includes, without limitation, any contention that the liquidated damages provision constitutes an unenforceable penalty, or that the liquidated damages do not bear a reasonable relationship to Seller's actual damages.

    (A) CLOSING DATE EXTENSION: If Buyer requests, Seller <u>may</u> agree, in its sole and absolute discretion, to grant an extension to the Closing Date ("the "<u>Closing Extension</u>") to a later date approved by Seller in writing (the "<u>Extended Closing Date</u>"). Simultaneously with the grant of the Closing extension, Buyer may be required to pay a nonrefundable extension fee in the amount of $100 for each calendar day the contract is extended ("<u>Extension Fee</u>"). The Extension Fee is intended to compensate Seller for some of the costs associated with the Closing Extension, including the delay in the closing date and additional costs of the closing agent; costs associated with changes associated with Seller's cash flow; costs associated with Seller's additional maintenance and security costs occasioned by the delay in the Closing Date and other costs to Seller. The Extension Fee is an addition to the purchase price and shall not be credited against the Purchase Price at Closing. If Buyer fails to Close on the Extended Closing Date, Buyer shall be in default hereunder and Seller may terminate this Contract and pursue its default remedies as provided in this Contract.

17. **DISPUTE RESOLUTION:** Except for warranty disputes which are covered by Section XI of the Belac Homes Limited Warranty document, all disputes, claims or controversies arising from or related to this contract or the parties hereto, no matter whether such claims arise in tort, contract, statutory law, regulatory law, or common law, shall be settled by binding arbitration administered in accordance with the American Arbitration Association's (AAA) applicable rules and judgement on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. All fees or costs associated with the arbitration proceeding shall be paid by the party initiating the arbitration (in the event a party is compelled by court order to arbitration, the party initiating the lawsuit shall be considered to be considered the initiating party and is responsible for any attorneys' fees and/or costs expended by the party requesting the court compel arbitration). After closing this provision shall be superseded by the arbitration provisions contained in the Limited Warranty Agreement. In any legal proceeding, including arbitration, brought by either party, each party shall pay its own attorney's fees and half the costs of mediation regardless of what the AAA's rules provide relating to awarding such fees. In the event the court orders or parties agree to submit the matter to a tribunal, both parties waive their right to trial by jury. Any potential liability arising from this transaction and the construction of improvements on the property purportedly attributed to Seller will be

Buyer Initials DS M ________ ________

limited to the actual cost to repair or replace the defective construction and shall not extend to any consequential damages for bodily injury, property damage, pain and suffering, mental anguish, emotional stress or other punitive, exemplary or special damages. In any proceeding under this agreement, the Seller shall not be responsible for payment of costs or attorney's fees incurred by Buyer. Buyer hereby waives all claims for recovery from Seller for any loss or damage to any of Buyer's property insured under valid or collectible insurance policies to the extent of any recovery collectible under such insurance and waives its insurance carriers' right to subrogate associated with the same. All terms of this Section shall survive termination and Closing.

18. **DEADLINES AND NOTICES:** All deadlines in this Contract expire at 4:00 p.m. local time where the Property is located. If a deadline falls on a Saturday, Sunday or a National Holiday, the deadline will be extended to the next day that is not a Saturday, Sunday or a National Holiday. A National Holiday is one designated by the Federal Government. All notices from one Party to the other must be in writing and are effective when mailed certified mail return receipt requested as follows:

> To Buyer at: Address set forth below, in signature block.

> To Seller at: Belac Homes LLC
> 528 SE 17th St
> Ocala, Florida 34471

The terms of this Section shall survive termination and Closing.

19. **MISCELLANEOUS PROVISIONS:** The following provisions are binding on the Parties and shall survive Closing unless otherwise specifically here in provided.
    (A) Time is of the essence in this Contract and the specific time limits imposed on the Buyer must be met.
    (B) If two or more Buyers are named herein, any one of them is authorized to act as agent for, with the right to bind, the other(s) in all matters of every kind or nature with respect to this Contract. The Parties themselves, their heirs, executors, administrators, successors and/or assigns agree to the full performance of the covenants contained in this Contract. This Contract is binding upon the Parties hereto and their respective heirs, personal representatives, successors and assigns; provided that Buyer may not assign or transfer by the operation of law or otherwise this Contract or any of Buyer's rights hereunder without written consent of Seller. Seller may assign to any wholly-owned subsidiary or affiliate of Seller, whether such subsidiary or affiliate is currently in existence or hereafter created, any of Seller's rights, interests or obligations hereunder. Any assignment attempted by Buyer without Seller's written consent shall be null and void and shall allow Seller, at Seller's option, to immediately terminate this Contract and retain the Deposit as liquidated damages. There are no third party beneficiaries to this Contract.
    (C) Buyer shall not file or record this Contract or any other memorandum or notice of this Contract in the real property records of any county. If Buyer records this Contract or any memorandum or notice of this Contract, Seller may terminate this Contract and retain the Deposit as liquidated damages.
    (D) The Parties' relationship is an ordinary commercial relationship of Buyer and Seller and they do not intend to create the relationship of principal and agent, partnership, joint venture, or any other type of fiduciary or special relationship.
    (E) The word "Buyer" and "Seller" include the singular, plural, individual, partnership or corporation, and their respective heirs, executors, administrators, successors, and trustees of Buyer and Seller, as the case may be. The use of any gender applies to all genders. The headings and captions of these Paragraphs and Sections are not substantive or limiting and are for convenience only.
    (F) Any Addenda to this Contract are part of this Contract for all purposes. The terms of an Addendum shall take precedence and control over the terms in the main body of this Contract. If there is any conflict between this Contract and the closing documents, the closing documents will control.
    (G) This Contract shall be governed by and construed in accordance with the laws of the State of Florida, without regard to choice-of-law rules of any jurisdiction. This Contract shall be performed in the county where the Property is located. The provisions of this Contract are severable. If any one or more of the provisions of this Contract or the applicability of any such provision to a specific situation shall be held invalid or unenforceable such provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable and the validity and enforceability of all other provisions of this Contract and all other applications of any such provisions shall not be affected thereby. The rule of Contract construction that ambiguities are to be construed against the party who drafted the Contract shall not be applied in interpreting this Contract.
    (H) Seller has the right, at any time prior to Closing, to show the Property and receive, negotiate, and accept back up offers.

Buyer Initials [DS] _M_____ _____

(I)   Buyer understands that soils, because of their makeup, are prone to shift and adjust based upon changes in temperature and precipitation. Movement of soils can result in damage to the foundation of the home. Seller shall have no liability as a result of any shifting, adjusting of soils, and/or subsurface soil conditions.

(J)   To the extent not prohibited by applicable law, Buyer recognizes that the construction of the home imposes an inherent risk to the health of trees and vegetation located on and around the Property and acknowledges that Seller does not guarantee the viability of those trees and vegetation before or after Closing, nor does Seller have any responsibility for removing dead or dying trees prior to or after Closing. After Closing, Buyer is solely responsible for the care and maintenance of any landscaping (including trees and vegetation) existing on the Property. Seller is not responsible for any loss or damage to landscaping occurring after Closing.

(K)   Seller may leave an undisturbed area of vegetation on the lot. Seller is not responsible for any vegetation or debris unrelated to the home construction remaining in this area. Seller is also not responsible for any wildlife which may live in the undisturbed portion, including any protected or endangered species.

(L)   Any representations made by Seller's employees, agents, or representatives regarding crime statistics or criminal history pertaining to the Property and/or the surrounding areas are made without the consent or approval of Seller. Seller makes no such representations. Buyer may and should obtain such information from appropriate law enforcement agencies. Buyer acknowledges that any representations made by any salesperson, or by any agent of any salesperson regarding any matter is not endorsed by or binding on Seller.

(M)   Buyer recognizes and acknowledges that various governmental agencies and private companies compile and have made available to the public much information, data and projections as to the anticipated or possible effects of climate change and global warming with respect to properties. Seller specifically makes no representations or warranties with respect to any such matters, or as to whether, when or to what extent climate change or global warming may affect the Community or surrounding areas, the Property, the Home or real estate values. Buyer may and should obtain any and all information, guidance and advice desired by Buyer with respect to such matters from a resource selected by Buyer and deemed by Buyer to be credible and reliable.

(N)   Buyer acknowledges that Seller is not the developer of the Community. The developer of the Community (and not Seller) is responsible for the construction of the community facilities and/or general amenities, if any, to be located within the Community. Seller shall not be liable to Buyer if the developer of the Community fails to complete any community facilities and/or general amenities in the subdivision. Buyer acknowledges that Seller only has knowledge and control over the Property and the construction of the home on the Lot.

(O)   Buyer understands that many items in a model home are not standard items, including, but not limited to, designer built-ins, special trim pieces, paint and wall coverings, furniture and decorator accessories, draperies and drapery hardware, shrubbery, fences, signs, mirrored walls, floral arrangements, lighting, paneling, carpeting, HVAC systems and other items located outside or inside a model home displayed by Seller. Buyer hereby acknowledges that Seller is not obligated to provide in the Property any "non-standard" items displayed in or about a model home, unless set forth in this Contract, including Addenda here to.

(P)   Seller may use photographs and/or images of the Property for advertising or other purposes at any time, without compensation to Buyer. Execution of this Contract constitutes consent of Buyer to use of such images.

(Q)   Seller owns the Plans for the Home, and Buyer has no ownership or usage rights as to such Plans.

(R)   Buyer understands and agrees that this contract shall not be contingent upon the sale by Buyer of any existing real or personal property, unless such contingency is specifically set forth in writing in this contract.

(S)   Electric power lines are located throughout the neighborhood. The dangers associated with such power lines are unknown. Buyer assumes the risk, if any, of living in an area where electric power lines are located. Buyer agrees that Seller is not liable for any exposure to, injuries, or damages resulting from exposure to such power lines. Any statements made by Seller's employees, agents, or representatives regarding electric power lines are not endorsed or authorized by Seller, and should not be relied upon by Buyer.

(T)   Seller is not obligated to construct any retaining walls, unless required by the Plans or otherwise agreed to by the Parties in writing.

(U)   Buyer shall abide by all zoning ordinances, restrictions and conditions, and homeowner's Association requirements imposed on the Community and Property. Buyer understands that Seller has no control over the city or county for zoning ordinances, deed restrictions and/or changes that the city or county imposes on the Community and/or surrounding areas. Buyer understands that the condition, use, and zoning of adjacent lands can change. Buyer assumes all risks related to changes in conditions, use, or zoning of land adjacent to or near the Property. Buyer accepts existing easement conditions and understands that Seller is not responsible for any changes made by local utility companies, whether private or public. Seller does not determine the location of municipal structures and/or neighborhood improvements. Seller makes no representations as to the location or availability of such structures and/or improvements.

Buyer Initials _M_ _____

20. **TERMITES:** Buyer is advised and acknowledges that during construction, Seller will engage a licensed pest control company to apply a termite treatment to the portion of the Lot within the building envelope or foundation area. Buyer is advised that governmental regulations limit the types and concentration of chemicals and methods and numbers of applications that can be used in attempting to prevent or eradicate termites. Further, termites are a species normally found in Florida. Consequently, termites may appear following completion of the Home. At Closing, Seller will deliver to Buyer a certificate from the pest control company describing the obligations, if any, of the pest control company to re-treat the Home or take other action to control termites in the future. Seller recommends that Buyer consult with a licensed and qualified pest control company at recommended intervals, to inspect and retreat for termites. Buyer is advised that disturbance of the soil around the Home's foundation stem wall can destroy the termite treatment barrier. Buyer waives all claims of liability against Seller for losses, costs and expenses in connection with the existence of termites at the Home and Buyer shall look solely to the pest control company if termites are discovered.

21. **NATURAL INTERIOR FINISHES:** The home may have natural materials used in the interior finishes (includes hardwood flooring, granite or marble countertops and wood cabinets) that have noticeable variation of color and patterns. Due to the natural and unique character of natural finishes, Buyer understands and agrees the variations are not considered a defect and accepts the variations "as-is" after closing.

22. **PRIVATE WELLS:** If the property has a private well that receives its water supply from groundwater, the water is from the ground, and may contain naturally occurring contaminants, which may cause property damage or bodily injury. Seller does not guarantee the quality or quantity of the water and Buyer agrees he/she may need to install water treatment systems at Buyer's sole expense. All terms of this Section shall survive termination and Closing

23. **ON-SITE WASTEWATER TREATMENT SYSTEMS:** The property is not connected to a public sewer system. The property is equipped with an on-site wastewater treatment system (Septic System) for all household waste coming from the house. The Septic System contains a holding tank, distribution pipes, and a drain field that is intended to operate under normal local climatic conditions and is approved by the health department in effect at the time of permitting. The frequency of the Septic System cleaning varies depending on the holding tank size, daily sewage usage, number of people it serves, and manufacturer specifications. If an advanced treatment septic system is installed, an operating permit and annual service/maintenance agreement with a septic tank contractor will be required, at Buyer expense. Buyer acknowledges and agrees pumping the holding tank and other routine maintenance/inspection of the septic system is Buyer's sole responsibility and all maintenance must be performed by a licensed professional. moreover, the disposal of materials not normally found in household sewage, such as, personal wipes/baby wipes, petroleum products, disposable diapers, glass, metal, wood, tampons, plastic objects, fabrics, flammable materials, corrosive chemicals, paint products, or abrasive materials will damage the Septic System. Any failure by Buyer to follow any portion of this disclosure may result in damage to the Septic System, bodily injury, or damage to the property. Buyer and Seller agree any damage caused by Buyer to the Septic System or Buyers misuse of the Septic System shall not be the Seller's responsibility. All terms of this Section shall survive termination and Closing.

24. **ENVIRONMENTAL MATTERS:** After Closing, as between Buyer and Seller, the risk of liability or expense for environmental problems, even if arising from events before closing, will be the sole responsibility of Buyer, regardless of whether the environmental problems were known or unknown at closing. Buyer acknowledges that Buyer has the opportunity prior to closing to conduct such inspections, investigations and other independent examinations of the Property and related matters as Buyer deems necessary, including but not limited to the physical and environmental condition of the Property. Buyer releases Seller, and its employees, agents, and representatives, from all claims or liability after Closing arising from or relating to:(i) any latent defects in the Property as to which Seller had no knowledge prior to Closing;
(ii) any latent defects materially and adversely affecting the value of the Property and known to Seller prior to Closing but not disclosed in writing to Buyer prior to Closing; (iii) the presence of mold, unless known to Seller, materially affecting the value of the Property, and not disclosed to Buyer prior to Closing, and the presence of conditions conducive to mold; and (iv) any liability under any federal, state or local law, rule, act, or regulation now existing or hereafter enacted or amended that prohibits or regulates use, handling, storage, transportation or disposal of Hazardous Materials or that requires removal or remedial action with respect to Hazardous Materials, including (but not limited to) the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the Resource Conservation and Recovery Act (RCRA), and applicable state and local laws, statutes, ordinances relating to any toxic, radioactive, caustic or otherwise hazardous substance, including petroleum, its derivatives, by-products and other hydrocarbons, or any substance having any constituent elements displaying any of the foregoing characteristics ("Hazardous Materials"). Statements made by Seller's employees, agents, or representatives regarding environmental matters or Hazardous Materials may not be relied upon by Buyer. The terms of this Section shall survive the closing.

Buyer Initials _M_____ _____

25. **LOT GRADING:** At Closing, the Lot will have been graded for proper water drainage in accordance with grading and drainage plans approved by the appropriate governmental authority for the Community. Except as otherwise specifically set forth in the Construction Documents, the Lot or Property will not be landscaped in any way, and there is no warranty and Seller has no liability for any landscaping that dies or is damaged following Closing. If Buyer elects to install its own landscaping, Buyer will install such landscaping within the time period set forth in the community documents for the Community, if applicable. At Closing, Seller's responsibility with respect to soil erosion, soil conditions, drainage and any landscaping installed by Seller terminates and Buyer's responsibility begins, unless otherwise described by the Limited Warranty. Seller is not liable for damages caused or contributed to by any changes which Buyer, Buyer's contractor or Buyer's landscaper make to the grading or drainage of the Lot. Buyer understands that soils are prone to shift and adjust based on changes in temperature and precipitation. Movement of soils can result in damage to the foundation of the home, and thus, to the Home itself. Possible damage from this movement includes cracking and/or separation of building materials and finishes. Without waiving any disclaimers of warranties above, Buyer understands and agrees that cracking of the foundation of the home and/or movement of the foundation will not constitute a construction defect or breach of any warranty, if any, on the part of Seller unless such cracking or foundation exceeds the generally accepted construction standards guidelines applicable to foundation construction in the area. BUYER ACKNOWLEDGES THAT THE FAILURE OF BUYER TO UNDERTAKE PROPER MEASURES TO MAINTAIN THE FOUNDATION MAY RESULT IN SUBSTANTIAL DAMAGE TO THE HOME. The terms of this Section shall survive the closing.

26. **FLOOD ZONES:** Under the National Flood Insurance Program, if the Property is located within a special flood zone, Buyer may be required to purchase flood insurance. Flood zone classifications are determined by professional surveyors, engineers, developers, and government agencies, NOT Seller. Seller makes no representations or warranty to Buyer with regards to flood zone classifications. Statements made by Seller's employees, agents, or representatives regarding flood zone classifications are based on limited information and should not be relied upon by Buyer. Flood zone classifications should not be relied upon as guarantees that the Property will or will not flood. For information regarding flood zone classifications, Buyer should contact the Federal Emergency Management Agency ("FEMA"). The terms of this Section shall survive the closing.

27. **MOLD, MOISTURE AND HUMIDITY:** Moisture and high percentage of humidity in the air can have a noticeable effect on a home. Such effects include, but are not limited to, excessive condensation on windows, pipes and air conditioning grills, and formation of mold. Seller does not warrant against any damages occurring as a result of moisture or high humidity. Buyer also understands that Seller is not responsible for maintaining the air quality inside the Home. The terms of this Section shall survive the closing.

28. **SPECIFIC DISCLAIMERS**: By executing this Contract, Buyer agrees to purchase the Property subject to the following additional disclaimers, and Buyer releases Seller, with respect to the following matters:
    (i) the location of utility lines, utility improvements (such as, but not limited to, junction boxes, transformers or pedestals), septic systems and/or and sewer taps, all of which may vary from published plans;
    (ii) air conditioner unit locations may vary from published plans and specifications or other marketing materials;
    (iii) walls or fencing may encroach slightly on either side of setback lines or actual lot lines;
    (iv) future improvements made by Buyer, including walls, fencing, grading, landscaping or excavation work on the Lot which could disrupt drainage and/or retention and cause flooding or ponding if not correctly engineered; Buyer hereby agrees to correctly engineer all such future improvements and obtain all necessary prior approvals;
    (v) the character and use of the property surrounding and in the vicinity of the Community may change;
    (vi) Seller and Seller's affiliates are not responsible for and the Limited Warranty does not extend to cracking of concrete or stucco that may result from improper maintenance or watering by Buyer or Buyer's neighbors;
    (vii) any view from the Property may change or be eliminated over time due to construction on the properties in the vicinity of the Property or growth in trees or other vegetation on or off the Property;
    (viii) Seller and Seller's affiliates are not responsible for and make no representations regarding the current or future health of any trees or other natural vegetation on or near the Property, except as set forth in the Limited Warranty.

29. **NOTICE REGARDING DISCLOSURE OF CLOSING DOCUMENTS**: IT IS SPECIFICALLY EXPRESSLY UNDERSTOOD BY THE PARTIES TO THIS CONTRACT THAT STATE, LOCAL, OR FEDERAL GOVERNMENTAL ENTITIES AND, AGENCIES, MAY REQUIRE DISCLOSURE, IN FULL, OF ALL CLOSING DOCUMENTS RELATED TO THIS CONTRACT, AGREEMENT OR SALE. SELLER AND BUYER SPECIFICALLY, AND UNEQUIVOCALLY AGREE THAT EITHER PARTY MAY, WITHOUT PRIOR OR SUBSEQUENT NOTICE TO THE OTHER, PROVIDE ALL SUCH CLOSING DOCUMENTATION TO SUCH PERSONS, PARTIES, OR ENTITIES, AS REQUESTED AND REQUIRED BY THEM. THE PARTIES TO THIS CONTRACT EXPRESSLY WAIVE ANY RIGHT (IF ANY) TO PRIVACY RELATING

Buyer Initials _M_____ _____

TO ANY SUCH DOCUMENTATION, AND GRANT EXPRESS PERMISSION TO DISCLOSE ALL SUCH DOCUMENTATION TO ANY STATE, LOCAL, OR FEDERAL GOVERNMENTAL ENTITIES OR AGENCIES, FOR ANY PURPOSE WHATSOEVER. THIS SECTION SHALL SURVIVE CLOSING.

30. **THIS CONTRACT REPRESENTS THE ENTIRE CONTRACT**: This Contract, together with all Addenda, contains the entire agreement between Seller and Buyer with respect to the purchase of the Property and the construction of the Home. This Contract replaces all prior agreements or understandings, if any. NO STATEMENT, PROMISE, OR UNDERSTANDING NOT SPECIFICALLY SET FORTH IN THIS CONTRACT SHALL BE BINDING ON SELLER. NO SALESPERSON OR CONSTRUCTION PERSONNEL HAVE AUTHORITY TO MAKE ANY ORAL OR WRITTEN STATEMENTS, AGREEMENTS, OR REPRESENTATIONS THAT MODIFY, ADD TO, OR CHANGE THE TERMS AND CONDITIONS OF THIS CONTRACT. BY SIGNING BELOW, BUYER REPRESENTS THAT HE/SHE HAS NOT RECEIVED NOR IS HE/SHE RELYING ON ANY VERBAL STATEMENT, PROMISE, CONDITION, OR UNDERSTANDING NOT SPECIFICALLY SET FORTH IN THIS CONTRACT, INCLUDING THE ADDENDA.

31. **FLORIDA HOA DISCLOSURE SUMMARY:** Buyer acknowledges that prior to the execution of the Contract he or she has received a Disclosure Summary as required by Florida Statutes, Section 720.401. The Disclosure Summary is attached hereto as an Addendum and is incorporated by reference into this Contract.

    Buyer should not and shall not execute this contract until he or she has received and read the HOA disclosure summary. if the HOA disclosure summary required by section 720.401, Florida Statutes, has not been provided to the prospective Buyer before executing this contract for sale, this contract is voidable by Buyer by delivering to seller or seller's agent or representative written notice of the buyer's intention to cancel within 3 days after receipt of the disclosure summary or prior to closing, whichever occurs first. any purported waiver of this voidability right has no effect. buyer's right to void this contract shall terminate at closing.

32. **NOTICE AND RIGHT TO CURE:**

    CHAPTER 558, FLORIDA STATUTES, CONTAINS IMPORTANT REQUIREMENTS YOU MUST FOLLOW BEFORE YOU MAY BRING ANY LEGAL ACTION FOR AN ALLEGED CONSTRUCTION DEFECT IN YOUR HOME. SIXTY DAYS BEFORE YOU BRING ANY LEGAL ACTION, YOU MUST DELIVER TO THE OTHER PARTY TO THIS CONTRACT A WRITTEN NOTICE REFERRING TO CHAPTER 558 OF ANY CONSTRUCTION CONDITIONS YOU ALLEGE ARE DEFECTIVE AND PROVIDE SUCH PERSON THE OPPORTUNITY TO INSPECT THE ALLEGED CONSTRUCTION DEFECTS AND TO CONSIDER MAKING AN OFFER TO REPAIR OR PAY FOR THE ALLEGED CONSTRUCTION DEFECTS. YOU ARE NOT OBLIGATED TO ACCEPT ANY OFFER WHICH MAY BE MADE. THERE ARE STRICT DEADLINES AND PROCEDURES UNDER THIS FLORIDA LAW WHICH MUST BE MET AND FOLLOWED TO PROTECT YOUR INTERESTS.

33. **NOTICE OF BUYER RIGHT TO HAVE DEPOSIT FUNDS PLACED IN ESCROW ACCOUNT:** The Buyer of a one-family or two-family residential dwelling unit has the right to have all deposit funds (up to 10 percent of the purchase price) deposited in an escrow account. This right may be waived, in writing, by the Buyer. By signing this Contract, Buyer hereby waives the right to have the Deposit escrowed. Buyer agrees to make all Deposit and Custom Option Deposit payments directly to Seller in accordance with this Contract, unless otherwise provided in this Contract.

34. **RADON GAS DISCLOSURE:** Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. levels of radon that exceed federal and state guidelines have been found in buildings in Florida. additional information regarding radon and radon testing may be obtained from your county health department.

    Disclaimer: Seller further disclaims, and Buyer waives any warranties, express or implied, that could be construed to cover the presence of radon or other environmental pollutants. All terms of this Section shall survive termination and Closing

35. **ENERGY EFFICIENCY AND THERMAL EFFICIENCY DISCLOSURES:** Pursuant to Chapter 553, Florida Statutes (including the Florida Energy Conservation Standards Act and the Florida Thermal Efficiency Code), Buyer acknowledges that it has received and read the attached Addendum of a copy of the information brochure, notifying Buyer of its option to obtain an energy-efficiency rating of the Home, at Buyer's expense. Buyer is further notified that, pursuant to Section 553.9085, Florida Statutes, the energy performance level resulting from compliance with the Florida Thermal Efficiency Code in Chapter 553, Florida Statutes, shall be disclosed, if requested by Buyer. Any request to have the energy-efficiency rating or energy

Buyer Initials _M_____ _____

performance level provided to Buyer must be delivered to Seller in writing, and shall beat Buyer's cost and expense. This paragraph and any information provided pursuant hereto is only for purposes of complying with the requirements of Chapter 553, Florida Statutes, and this Contract is not contingent upon Buyer approving same.

36. **SINKHOLE EXCLUSION:** Certain areas of Florida have experienced "sinkhole" or other soil settlement activity. Seller has consulted with soil engineers about the potential for sinkhole development in the area, and it has been advised that no soil study or investigation can offer any guarantee that sinkholes will not develop on a specific parcel of land. Seller has also been informed that soil engineers can conduct testing and exploration of potential sinkhole sites in an attempt to assess the possibility of future sinkhole development. Seller assumes no responsibility to make any tests; however, Seller will permit the Buyer to do so, at the Buyer's expense, if the Buyer so desires. Seller makes no warranties or representations, express or implied, about the existing or future soil conditions on the Lot. Seller expressly disclaims any liability of any type for any damages whether direct or indirect, or consequential, which the Property may suffer because of settlement, sinking or collapse of the earth on the Lot. All terms of this Section shall survive termination and Closing

37. **FLORIDA HOMEOWNERS' CONSTRUCTION RECOVERY FUND (FLA. STAT.SECTION 489.1425):** PAYMENT MAY BE AVAILABLE FROM THE FLORIDA HOMEOWNERS' CONSTRUCTION RECOVERY FUND IF YOU LOSE MONEY ON A PROJECT PERFORMED UNDER CONTRACT, WHERE THE LOSS RESULTS FROM SPECIFIED VIOLATIONS OF FLORIDA LAW BY A LICENSED CONTRACTOR. FOR INFORMATION ABOUT THE RECOVERY FUND AND FILING A CLAIM, CONTACT THE FLORIDA CONSTRUCTION INDUSTRY LICENSING BOARD AT THE FOLLOWING TELEPHONE NUMBER AND ADDRESS:

    Phone: (850) 487-1395
    1940 North Monroe Street
    Tallahassee, FL 32399-0783

38. **PROPERTY TAX DISCLOSURE:** BUYER SHOULD NOT RELY ON THE SELLER'S CURRENT PROPERTY TAXES AS THE AMOUNT OF PROPERTY TAXES THAT THE BUYER MAY BE OBLIGATED TO PAY IN THE YEAR SUBSEQUENT TO PURCHASE. A CHANGE OF OWNERSHIP OR PROPERTY IMPROVEMENTS TRIGGERS REASSESSMENTS OF THE PROPERTY THAT COULD RESULT IN HIGHER PROPERTY TAXES. IF YOU HAVE ANY QUESTIONS CONCERNING VALUATION, CONTACT THE COUNTY PROPERTY APPRAISER'S OFFICE FOR INFORMATION.

39. **DEPOSIT:** Receipt of deposit alone does not constitute acceptance of this contract by seller. the submission of this unexecuted form contract to buyer shall not be construed as an offer, nor shall buyer have any rights under this contract until both parties have executed this contract and buyer has paid the deposit. This contract shall only be binding upon seller when executed by the authorized division manager or other officer of Belac Homes.

40. **CONVEYANCES TO FOREIGN BUYERS:** Part III of Chapter 692, Sections 692.201 – 692.205, Florida Statues, 2023 (the "Act", in part, limits and regulates the sale, purchase and ownership of certain properties by certain buyers who are associated with a "foreign country of concern", namely: the People's Republic of China, the Russian Federation, the Islamic Republic of Iran, the Democratic People's Republic of Korea, the Republic of Cuba, the Venezuelan regime of Nicolas Maduro, or the Syrian Arab Republic. **It is a crime to buy or knowingly sell property in violation of the Act.**

    At time of purchase, Buyer must provide a signed affidavit which complies with the requirements of the Act. Seller and Buyer are advised to seek legal counsel regarding their respective obligations and liabilities under the Act.

Buyer Initials _M_____   _____

IN WITNESS WHEREOF, this Contract has been executed by Buyer and Seller as of the Effective Date.

Buyer 1 _____*Michael Uhr*_____   1/19/2024
                 Signature ____D86331A4C0...   _____
                                                                  Date

Printed Name:__Homevest.io, LLC_____

Mailing Address:___MBR 111 TOWN SQUARE PL_____

Phone Number:___7326916250_____

Email Address:___Michael@hokevest.io_____

Buyer 2 _____   _____
                        Signature   Date

Printed Name:_____

Mailing Address:_____

Phone Number:_____

Email Address:_____

BY EXECUTING THIS CONTRACT, BUYER ACKNOWLEDGES THAT HE OR SHE HAS BEEN PROVIDED A COPY OF THIS BELAC HOMES, SALES CONTRACT AND HAS READ AND UNDERSTANDS THE TERMS AND CONDITIONS SET FORTH HEREIN. BUYER IS ENCOURAGED TO REVIEW THIS CONTRACT CAREFULLY AND SEEK PROFESSIONAL ADVICE IF THE BUYER HAS ANY QUESTIONS CONCERNING THE TRANSACTION. BUYER IS AGREEING TO PURCHASE THE PROPERTY DESCRIBED HEREIN ON THE TERMS AND CONDITIONS SET FORTH HEREIN AND ACCEPTS SUCH TERMS AND CONDITIONS AS PART OF THIS CONTRACT.

Seller: Belac Homes LLC, a Florida Limited Liability Corporation

By:_____*Brian Smallwood*_____
                    ____C10D396EF8A14E9...

Name/Title: Brian Smallwood-Manager Belac Homes LLC

                                                        1/19/2024
The Seller has executed this Contract as of this date:_____

THIS CONTRACT IS NOT BINDING UNTIL IT IS SIGNED BY THE BUYER(S) AND SELLER.

BELAC HOMES LIMITED WARRANTY

ACKNOWLEDGEMENT OF UNDERSTANDING AND ACCEPTANCE

The undersigned acknowledge that we have received a copy of Belac Homes Limited Warranty 23.5. The undersigned further acknowledges that we have read, understand, and accept the terms and conditions of the foregoing, Warranty Identification: Belac Homes Limited Warranty 23.5.

WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE UNDERSIGNED ADDITIONALLY ACKNOWLEDGE THAT WE HAVE READ, UNDERSTAND AND ACCEPT THE SPECIFIC LIMITATIONS ON THE COVERAGE OF THIS LIMITED WARRANTY AS OUTLINED IN SECTIONS II AND III.

The undersigned understands and agree that there are conditions for which warranty service will be provided. The undersigned acknowledges that the undersigned has read, understands, and accepts the warranty conditions contained herein.

THIS ACKNOWLEDGEMENT OF UNDERSTANDING AND ACCEPTANCE SHOULD BE SIGNED AND RETURNED TO BELAC HOMES:

OWNER SIGNATURE:_____ *DocuSigned by:* Michael Uhr _____
4C832D86331A4C0...

DATE:_____ 1/19/2024 _____, _____

OWNER SIGNATURE:_____

DATE:_____, _____

HOME ADDRESS: 319 Marion Oaks Trail Ocala, FL 34473_____

_____

Buyer Initials ⎡ M _____ _____
               ⎣ DS

ENERGY EFFICIENCY AND THERMAL EFFICIENCY DISCLOSURE ADDENDUM
TO BELAC HOMES FLORIDA HOME PURCHASE CONTRACT

This Energy Efficiency and Thermal Efficiency Disclosure Addendum is incorporated by reference into, and shall be a considered a part for all purposes of, the Florida Home Purchase Contract between
Belac Homes LLC ("Seller") and

Homevest.io, LLC _____ ("Buyer")

       Buyer acknowledges receipt of this Addendum, which includes a brochure explaining certain benefits of obtaining an energy efficiency rating; how to analyze such rating; comparisons to state wide averages for new and existing residences; information concerning methods to improve the energy-efficiency rating; and other information. The energy-efficiency rating could qualify Buyer for an energy- efficient mortgage on the Home. In accordance with the provisions of Florida Statutes Section 553.905, the energy performance level resulting from compliance with the Florida Thermal Efficiency Code shall be disclosed. An energy performance level display card, inform approved by the Florida Department of Business and Professional Regulation, shall be completed, and certified by Seller, as accurate and correct, before final approval of the Home for occupancy. Such display card, upon approval of the Home for occupancy, is automatically incorporated into the Contract as an Addendum thereto.

Date:_____1/19/2024_____   Date:_____

Buyer 1:_____Michael Uhr_____   Buyer 2:_____
          DocuSigned by:
          4C832D86331A4C0...

Printed Name:**Homevest.io, LLC**_____   Printed Name:_____

                          Buyer Initials M_____ _____



Thinking About Buying a Home?
Get An EnergyGauge® Rating!

Consider the Benefits:

▲ More Home for Less Money

▲ Tested Quality Construction

▲ Enhanced Indoor Comfort

▲ Superior Energy Efficiency

▲ More Environmental Sustainability

▲ Improved Mortgage Options

▲ Greater Resale Value

Congratulations on your decision to purchase a home.

As you know, there are a lot of factors to consider before signing on the dotted line. By now, you've probably checked out the location of the home you like the best. You know how much the seller wants, how many bedrooms there are, whether your dining room table will fit, where you'll park your car and lots of other important things.

But wait, there's still one more important thing you really ought to do.

You wouldn't buy a car without asking how many miles-per-gallon it gets, would you? So why would you even think of buying a house without knowing how much the power bills will be? That's why now is the perfect time to get an EnergyGauge® rating on the house.

Since 1994, there has been a voluntary, statewide energy-efficiency rating system for homes in Florida. Prospective homeowners just like you, all around the state, are getting their homes rated before they make their purchase.

There are several very important reasons why:

▲ Energy ratings give homebuyers a market-place yardstick that measures the benefits of energy-efficiency. You get detailed estimates of how much your energy use will cost.

▲ Energy ratings give you clear and specific information that lets you compare similar homes on their energy use. Two homes might look similar, but one may be efficient and comfortable, and the other an energy-guzzler with a very uncomfortable interior.

▲ Maybe most important of all, the national Home Energy Rating System (HERS) Index on the energy rating can qualify you for a number of special mortgage programs that offer lower interest rates, lower closing costs, and other benefits. Some lenders may offer special financing.

Before buying your next home, hire a Certified Energy Rater to do a rating.

Your builder or Realtor can help you find a Certified Rater in your area. After the rating, you'll get an easy-to-understand Energy Guide that estimates how much it will cost to pay for energy used in that home.

For many years, buyers have had home inspectors look over a home before making their purchase. This is a great way to find out about potential house problems before you make your purchase. Smart homebuyers around the country are now also asking for a home energy rating to look specifically at the energy-use in a home and determine efficiency. Because energy costs can equal house payments, the relatively small cost of a home energy rating can easily be offset by many years of lower energy payments.

You're already familiar with the miles-per-gallon stickers on new automobiles, and the yellow Energy Guide labels on home appliances. Shoppers use this information to figure out how much that car or appliance is really going to cost them. This information gives the buyer a good estimate of what it will cost to operate that car or use that appliance, over and above the purchase price. A car or product that is cheaper to buy can often be more expensive to operate, so this information can be very important to assure that you make the best purchase decision.

Here's how the EnergyGauge® program works.

After the rating, you'll get an easy-to read form like the one on the next page. The Rating Guide has a scale that allows you to compare the specific home you're looking at with the most efficient and the least efficient homes of the same size, with the same number of bedrooms available in your part of the state today.

One of the keys to the success of this program is the uniformity of ratings, made possible by the use of the EnergyGauge® software developed by the Florida Solar Energy Center®. It has been specially designed to let Raters input the key data on the home and obtain accurate information for comparison purposes.



Buyer Initials _M_____ _____





Beyond a home energy rating, how can you reduce your energy use and save money?

That's easy. While the design and construction of your home, and the efficiency of its appliances and equipment, control the most significant portion of its energy use, occupant lifestyle will still have a big effect on exactly how much energy gets used. Your comfort preferences and personal habits - the level at which you set the thermostat, whether or not you turn off lights and fans when leaving a room, how much natural ventilation you use, and other factors - will all affect your home's actual monthly energy use.

Florida's program parallels national activities.

The Residential Energy Services Network (RESNET) sets the national standards for the Home Energy Rating System (HERS), and the Florida Solar Energy Center's Energy Gauge system meets these standards. The Florida Building Energy Rating Guide provides a HERS Index for the home. This national score enables homes to qualify for national mortgage financing options requiring a HERS Index. This index is computed in accordance with national guidelines, considering the heating, cooling, water heating, lighting, appliance, and photovoltaic energy uses. HERS awards stars to the rating.

Tell your Realtor or builder that you want to get the home rated before you buy it.

They can give you the names of Raters in your area. Additional information on the program is available from the Energy Gauge Program Office at 321-638-1422, or visit our Web site at **www.floridaenergycenter.org.**

Who does Energy Ratings?

It is important to note that only Certified Raters are allowed to perform ratings. These Raters have undergone rigorous training programs and have passed the RESNET National Core exam and the required challenge exams. They are also required to undergo continuing education classes and additional exams to keep their certifications current. An on-going quality control program also watches over their Ratings and their work. All their Ratings are submitted to a central registry that checks them for accuracy and compiles generic building data.

Confirmed Rating
RESNET Registration No.:<none>
EnergyGauge
1500 Main Street
Orlando, FL 12345-
Design: Orlando, FL
TMY: ORLANDO_INTL_ARPT, FL
Title: EnergyGaugeSampleProject
BUILDING ENERGY RATING GUIDE
$0
$950
Reference
$1343
0 MBtu
28.2 MBtu
40 MBtu
Proposed Home
Savings = $393
Cost Basis:
Florida Average
Florida Average
Statewide Prices
Electric Rate: $0.115 /kWh
Gas Rate: $1.820 /Therm
Oil: $1.10/gal LP Gas: $1.40/gal
HERS® Index
More Energy
Existing Homes
Standard New Home
Zero Energy Home
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
This
60
Home
Less Energy
RATER
Certified Rater
0000
I.D. Number
Signature
Date
This Rating Guide is provided to you by a Home Energy Rater who is trained and certified to perform Ratings in accordance with the RESNET standard. Questions or complaints regarding this Rating may be directed to:
EnergyGauge Program Office
1679 Clearlake Road
Cocoa, FL 32922-5703
(321)638-1492
engauge@fsec.ucf.edu
NOTES:
HERS is a registered Trademark of the Residential Energy Services Network (RESNET).
11/21/2013 3:10:43 PM
EnergyGauge® v3.1
Page 1/1

Energy Ratings in Florida

The Florida Building Energy-Efficiency Rating Act (Florida Statute 553.990) was passed by the State Legislature in 1993 and amended in 1994. It established a voluntary statewide energy-efficiency rating system for homes. The Rating System has been adopted by DCA Rule 9B-60. Modifications were made by the Legislature in 2013.

Energy Gauge

The EnergyGauge® Program Building Energy Rating System

1679 Clearlake Road
Cocoa, Florida 32922-5703
Phone: 321-638-1422
Fax: 321-638-1010
E-Mail: info@energygauge.com
www.floridaenergycenter.org

FSEC-EB-1 F1-04-09-2013

Buyer Initials M ________ ________



BELAC HOMES
Quality You Deserve and Dependability You Can Count On

Spec Home Standard Features

All Vinyl Floors

Quality Interior Features

- Premium Luxury Vinyl Planks on floors of the entire house
- Cathedral living area (per plan)
- Knockdown textured walls and ceilings
- 2 coats of interior flat latex paint (SW7029 Agreeable Grey)
- 2 coats semi-gloss latex door and trim paint(SW7005
- Pure White)
- 2 ¼" colonial casing (366)
- oversized colonial baseboard (OG)
- 6 panel interior doors
- Nickel door hardware with lever style handles
- Wood window sills with front apron
- Vinyl coated wire closet shelving
- Shelf over washer & dryer
- Reinforced wood backing above windows for
- window treatments

Kitchen Features

- Frigidaire or Whirlpool appliances
- Smooth glass stainless steel top range (30" electric,
- self-cleaning)
- Stainless steel dishwasher
- Stainless steel microwave (Over the range)
- Granite Countertops (Grey Mist)
- Undermount Stainless steel 50/50 double kitchen sink
  with sprayer
- Icemaker line plumbing
- Custom-built wood faced white cabinets

Exterior Features

- Stucco finish on exterior with Sherwin Williams Paint:
- Option #1 SW7036 Accessible Beige body & PPU7-6 Chateau Trim SW7585 Sundried Tomato Front Door or
- Option #2 SW7066 Grey Matters body & SW7006 Extra White Trim SW0019 Festoon Aqua Front Door
- Insulated 6-panel fiberglass exterior front door
- Foam Masonry bands & simulated stone per
- model elevation
- Ridge vent attic ventilation
- Minimum of 10,000 sq ft of clearing **(Uncleared area**
- **will remain in natural condition)**
- 10,000 sf Bahia sod **(May not cover entire lot.)**
- Beautiful landscape package
- 3000 psi concrete driveway with fiber mesh-width to
- match the garage door
- 900-1050 gallon septic tank (per plan)
- Basic Exterior lighting package
- Concrete patio or covered porch (per plan)

Bath Features

- Framed mirrors over vanity
- 5' steel bath tub in guest baths (per plan)
- Tile on tub and shower walls with accent mosaic (Marazzi Vicaria Grey 12x24 Tile or similar)
- Granite countertops with undermount sinks (Grey mist)
- Custom-built wood faced white cabinets China water savng white elongated lavatories in baths

Builder may substitute items with similar or better quality features depending on availability*

www.BelacHomes.com ■ 352-593-0030 ■ CRC1328989

Buyer Initials DS M ________ ________



BELAC HOMES
Quality You Deserve and Dependability You Can Count On

Spec Home Standard Features

All Vinyl Floors

Heating & Air Conditioning

- High Efficiency heat pump heating / Minimum 14.3 SEER2 air conditioning unit
- 10-year manufacturer's warranty
- 1-year parts and labor & free service
- Exhaust fans in baths

Electrical Features

- 200-amp service
- Decora rocker style switches
- Ceiling fans in bedrooms and main living area
- Interior & Exterior lighting package
- Front, rear and side waterproof GFI outlets
- Lights in walk-in closets
- Garage door with opener
- 2 Phone and 4 TV pre-wires
- Smoke and Carbon Monoxide Alarms

Plumbing

- 50-gallon hot water heater
- 2 hose bibs
- Washer hook-up
- Water and septic system hook-up
- Well or public water connection (As required)
- Septic tank (per plan)

Home Construction

- Monolithic slab poured with 3000 psi 4" concrete
- Polyethylene vapor barrier under slab
- Concrete Block Construction
- Steel reinforced footers and wall ends
- 140 mph wind loaded steel garage door
- Double pane high performance Low E insulated windows
- Aluminum-insulated double pane sliding glass doors
- Wood grain Aluminum Fascia
- Continuous vented vinyl soffit
- Screens on all windows
- R-30 blown insulation on flat ceilings
- ¾" foam insulation board on block walls
- Duro-Rock backing in shower and tub walls
- Boracare Termite Treatment
- Electric meter & Water meter or well with bladder tank
- Engineered truss system
- 30 year dimensional roof shingles
- Soil test
- County impact fees

Warranty

- 1 year Builders' limited warranty
- Manufacturer's Warranties on plumbing, appliances, etc.

*Standard features effective as of 07/01/2023

Builder may substitute items with similar or better quality features depending on availability*

www.BelacHomes.com ■ 352-593-0030 ■ CRC1328989

Buyer Initials DS M ________ ________







DocuSign Envelope ID: AF38BF2A-7937-4583-8BE9-E34B129A4C2D

BELAC
HOMES
Quality You Deserve and Dependability You Can Count On

Palm

3 Bed | 2 Bath

2 Car Garage | 1315 sq. ft.

PATIO
BEDROOM
12' x 10'
KITCHEN and
DINING AREA
17' x 14'8"
MASTER BEDROOM
14' x 12'
GREAT ROOM
17' x 15'4"
BEDROOM
12' x 10'
GARAGE
19'4" x 20'4"
ENTRY

www.BelacHomes.com | Sales@Belachomes.com | 352-593-0030 | CRC1328989

Belac Homes reserves the right to alter their designs without notice. All stated room dimensions and square footage depicted on this flyer are approximate and actual room sizes and sq. ft. may differ. These drawings are the exclusive property of Belac Homes and they may not be duplicated or reproduced in any way. They are intended for the sole purpose and use of construction by Belac Homes only.

Buyer Initials DS M ________ ________

Exhibit E to Form C
319 Marion Oaks Trail, LLC

Subscription Agreement

319 MARION OAKS TRAIL, LLC
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

319 Marion Oaks Trail, LLC
Attn: Michael Uhr
111 Town Square
Jersey City, New Jersey 07058

Ladies and Gentlemen:

I commit and subscribe to purchase from 319 MARION OAKS TRAIL, LLC, a Florida limited liability company (the "Company") "membership interests" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the membership interests subscribed to hereby shall be issued to me in the form of membership interests.

With respect to such purchase, I hereby represent and warrant to you that:

1 Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2 Subscription.

a. I hereby subscribe to purchase the number of membership interests set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the membership interests subscribed.

Principal Amount of membership interests .... [1]

(1) A minimum purchase of $100.00, is required for individual investors. Amounts may be subscribed for in $ increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to **"319 MARION OAKS TRAIL, LLC"** in an amount equal to 100% of my total subscription amount.

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3   Representations of Investor.

In connection with the sale of the membership interests to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the Form C Offering Statement of the Company, dated on or about Upon Filing, (the "Form C Offering Statement"), relating to the offering of the membership interests.

a. I have carefully read the Form C Offering Statement, including the section entitled "Risk Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the membership interests.

b. I have been given access to full and complete information regarding the Company (including the opportunity to review all the documents described in the Form C Offering Statement and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Form C Offering Statement.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the membership interests, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the membership interests).

d. I understand that an investment in the membership interests is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the membership interests. I can bear the economic risk of an investment in the membership interests for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the membership interests, that there are significant restrictions on the transfer-ability of the membership interests and that for these and other reasons, I may not be able to liquidate an investment in the membership interests for an indefinite period of time.

f. I have been advised that the membership interests have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am entitled to cancel, terminate or revoke this subscription up to 48 hours after closing, and thereafter I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are received from escrow by the Company.

4 Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the membership interests, (ii) the purchase of the membership interests is a long-term investment, (iii) the transferability of the membership interests is restricted, (iv) the membership interests may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the membership interests.

b. I represent and warrant that I am purchasing the membership interests for my own account, for long term investment, and without the intention of reselling or redistributing the membership interests. The membership interests are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the membership interests. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the membership interests in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the membership interests and for which the membership interests were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the membership interests by me (i) may require the consent of the President/Chief Manager of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5 Additional Representations of Investor.

In connection with the sale of the membership interests to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the membership interests. The Subscription Agreement and the membership interests are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the membership interests and to subscribe for and purchase the membership interests subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the membership interests as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the membership interests by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the membership interests are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the membership interests for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the membership interests are derived from legitimate and legal sources, and neither such funds nor any investment in the membership interests (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the membership interests.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the membership interests to me, and the membership interests would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the membership interests.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the membership interests to me.

g. I acknowledge and agree that any approval or consent of a membership interests holder required under the membership interests may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6 Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the membership interests. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Florida law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:

The membership interests subscribed for are to be registered in the following form of ownership:

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____ _____
Name of Entity (Typed or Printed)   Telephone Number

_____ _____
Signature of Authorized Person   Entity's Tax Identification Number

_____ _____
Name & Title (Typed or Printed) of Signatory Contact Person (if different from Signatory)

_____ _____
Principal Executive Office Address   Mailing Address
                (If different from principal executive office)

_____ _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)

_____ _____
Email address   Email address

Entity Subscriber Type of Ownership:

The membership interests subscribed for are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority) :

☐ IRA Trust Account

☐ Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by 319 MARION OAKS TRAIL, LLC.

319 MARION OAKS TRAIL, LLC

By: . . . .
Name: Michael Uhr
Its: President/Chief Manager

Counterpart Signature Page to Operating Agreement of 319 Marion Oaks Trail, LLC

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Operating Agreement of 319 Marion Oaks Trail, LLC, as the same may be amended from time to time, and hereby authorizes 319 Marion Oaks Trail, LLC to attach this counterpart signature page to the Operating Agreement as executed by the other parties thereto.

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

Exhibit F to Form C
319 Marion Oaks Trail, LLC

Issuer Offering Page Content


Homevest

Own your piece of the American Dream for just $100.

Securities offered by 319 Marion Oaks Trail, LLC an entity in which Homevest.io LLC has ownership interest (details below).

$10 per unit $100 min. investment

Invest Now   **View Form C**   **View All Filings**

Opportunity

The Marion provides a perfect balance between attractive passive income and long-term price appreciation.

The Marion is a 3-bedroom, 2-bathroom home newly constructed in 2023 and positioned in a coveted location at 319 Marion Oaks Trail in Ocala, FL. HomeVest, a platform enabling individual investors to purchase shares in residential properties, has identified the Marion as an attractive target for acquisition and is offering investors the opportunity to invest alongside them in the purchase of this property, including a share of rental income it may potentially generate.

Invest in 319 Marion Oaks Trail

Membership Interest Units | Reg CF   What is this?

Total Invested: Awaiting Data

$10/unit $100 min. investment

Ends 10/1/2024   Min offering $20K

Max offering $250K

Invest Now   **View Form C**

View All Filings

| Opportunity
Market
Traction & Story
Competitive Advantage
Founders
Revenue Model
Financials & Details
Investor Perks
Updates
Discussion


3
BED


2
BATH


1,315
SQFT


2023
BUILT


 319 Marion Oaks Trail    Copy link

About this property

The Marion's prime location in a safe neighborhood enhances real estate value and tenant security, while a strong local economy suggests high housing demand and potential for price appreciation. It's proximity to amenities like public transportation, shops, and restaurants boosts desirability and rental rates. Features aimed at tenant retention, such as modern security measures, further solidify its appeal. The property's attractiveness to both accredited and non-accredited investors broadens its market, indicating a well-positioned asset for stable rental income and value appreciation.

6%	$253,900	$1,524
Investor distribution	Total purchase price	Expected monthly rent

Note: The above datapoints including investor distibution and expected monthly rent are based upon management expectations and may be subject to change depending on market conditions, occupancy rate, or other external factors. Investors should review the Form C before investing, including the comprehensive list of risk factors it contains.



Interior and exterior of the property at 319 Marion Oaks Trail.

Why invest in the Marion?

- **Location:** A prime location is a key driver of real estate value and tenant demand. This property's location likely offers convenient access to amenities, employment opportunities, and transportation, which are attractive features for potential renters.

- **Rental Demand:** High rental demand in the area suggests that the property will attract tenants easily, reducing vacancy periods and ensuring a steady stream of rental income. This is crucial for maintaining cash flow and the overall profitability of the investment.

- **Property Condition:** The property's excellent condition, with premium finishes such as granite countertops, authentic wood cabinetry, and stainless steel appliances, means lower initial maintenance costs and the potential to attract higher-paying tenants.

- **Potential for Appreciation:** Properties with high-quality finishes and in good locations often appreciate in value over time. Investing in such a property can lead to significant capital gains if the property's value increases, providing a substantial return on investment when sold.

- **Cash Flow:** The combination of strong rental demand, premium property features, and a good location typically results in a positive cash flow. This means that the rental income received is likely to exceed the expenses associated with owning and managing the property, leading to a profitable investment.

9% GROSS CAP RATE | 6% NET CAP RATE

POTENTIAL 6-7% ANNUAL PRICE APPRECIATION

Note: The above datapoints including gross capitalization rate, net capitalization rate, and potential annual appreciation are based upon management expectations and therefore are subject to variation depending on market conditions, actual occupancy rate, or other external factors. Investors should review the Form C before investing, including the comprehensive list of risk factors it contains.

Location

Why is Ocala, FL an attractive real estate market for investors?

Ocala, Florida's housing market has shown steady growth with a median home price reaching $278,222 in January 2024, a 2.8% increase from the previous year, and a median price per square foot of $172. The inventory of homes for sale rose to 3,078 in January 2024, marking a 6.7% increase from December 2023. The city's rental market is also strong, with a median rent of $1,743.



319 Marion Oaks Trail
319 Marion Oaks Trail, Ocala, FL 34473
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Invest in 319 Marion Oaks Trail

$10 per unit | $100 min. investment

Invest Now | View Form C | View All Filings

What is HomeVest?

Start building your real estate investment portfolio today with as little as $100.

Invest in single-family homes and vacation rentals with a click of a button. Enjoy all of the benefits and none of the hassle of real estate investment. We streamline the investment process, providing investors with the potential for long-term passive income while leveraging the stability and asset value inherent in single-family homes.

Why invest in residential real estate?



Passive income

Earn passive income without active management.



Stable Cashflow

Our expert team vetts every property thoroughly.



Tax Advantages

Numerous tax breaks or deductions available.



Capital Appreciation

Historically, real estate has risen in value over time.



Inflation Protection

Home values and rents can increase under inflation.



Portfolio Diversification

Low correlation to other asset classes.

Note: The benefits of residential real estate investing described above are based on management expectations and are subject to variation based on a given investor's financial situation, the type of investment made, market conditions, and other external factors. Investors should review the Form C before investing, including the comprehensive list of risk factors it contains.

Management Team

- *Michael Uhr (President/Chief Manager)* – Michael Uhr has over 30 years of experience in buying, selling, and managing single family home rentals across the United States. He will provide his leadership and first-hand knowledge to drive Homevest's core vision and mission. A prime location is a key driver of real estate value and tenant demand. This property's location likely offers convenient access to amenities, employment opportunities, and transportation, which are attractive features for potential renters. (Note: see full biography in Form C filing, which includes additional financial disclosures).

- *Michael Corkery (Advisor/Independent Contractor)* – Michael Corkery is a Chartered Financial Analyst (CFA) and licensed real estate agent. He will provide his corporate finance background and real estate expertise to drive growth at Homevest.

- *Eli Uhr (Advisor/Independent Contractor)* – Eli Uhr has nearly a decade of single-family real estate experience. He provides his insight into identifying single family homes that meet the firm's strict investment criteria.

Investment Terms

Terms of this offering

The Marion is a 3-bedroom, 2-bathroom home newly constructed in 2023 and positioned in a coveted location at 319 Marion Oaks Trail in Ocala, FL. HomeVest, a platform enabling individual investors to purchase shares in residential properties, has identified the Marion as an attractive target for acquisition and is offering investors the opportunity to invest alongside them in the purchase of this property, including a share of rental income it may potentially generate.

Investing in this offering means acquiring ownership (equity) in the issuer entity through the purchase of Membership Interest Units. The issuer entity offering these units, 319 Marion Oaks Trail, LLC, is intended be used to acquire the property described in these offering materials, and is affiliated with HomeVest by way of an ownership interest.

As joint owners with HomeVest, investors will be eligible for recurring distributions of earnings based on the size of their ownership stake, although the amount and nature of these investor distributions may vary based on market conditions and other factors. Learn more about this offering structure, offered securities, risks to investors, and more details in the Form C linked on this page and filed with the U.S. Securities and Exchange Commission.

Use of proceeds

The purpose of this offering is to raise capital sufficient to acquire the property described above or a similarly priced property or, if only the minimum amount is not raised, to raise capital sufficient for a

down payment on the acquisition of such property. The proceeds from sales of securities in this offering will be directly applied to the acquisition of the property and/or down payment for the property acquisition. Allocation of proceeds to these designations may vary based on the amount of proceeds generated by the offering, and the nature of the property acquisition transaction.

PURPOSE OF THE OFFERING

To raise capital sufficient to acquire a property located at 319 Marion Oaks Trail, Ocala, Florida 34473 or similarly priced property or, if only the minimum amount is not raised, to raise capital sufficient for a down payment on the acquisition of such property.

USE OF PROCEEDS

Below is a summary of the use of proceeds.

	Minimum Offering	Maximum Offering
Total Capital Raised	$20,000	$250,000
Net Proceeds of Offering After Costs	$18,700	$233,750

Use of offering proceeds (from the Form C)

If the maximum offering is reached, the offering proceeds will be used to acquire the property for cash and additional funds provided by the current owner of the company. If the minimum offering is raised or any level between the minimum and maximum, a loan will be taken out for the difference. The next return on investment will be the same for investors, currently targeted at a 6% annual return on investment and the future appreciation value of the property if sold at a profit.

Disclosures & Risk Factors for Investors

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Disclosures

Investor Perks

Earn bonus shares according to investment size.

HomeVest offers a tiered promotional package that rewards investors with additional shares when they invest in a specific home. The promotional packages are categorized into gold, silver, and bronze levels, each providing a different bonus share allocation based on the amount of investment made.

  

Bronze Tier ($500+)
5% bonus shares

Silver Tier ($2500+)
7.5% bonus shares

Gold Tier ($5000+)
10% bonus shares

Invest in 319 Marion Oaks Trail

$10 per unit $100 min. investment

Invest Now | View Form C | View All Filings

Updates & Press

Updates for investors related to this offering

As applicable, any updates will be shown below as they become available.

Frequently Asked Questions

Investor frequently asked questions

FAQs for investors can be found below.

What is Regulation CF?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; by investing in a Regulation CF Offering, you aren't buying products or merchandise - you are buying securities from a company that has filed a Form C with the US Securities and Exchange Commission.

Investments in securities of any kind carry inherent levels of risk - all investors should review the Form C in entirety before making an investment, including any risk disclosures. You can learn more about Regulation CF here.

Who is eligible to invest?

The American JOBS ACT has created a new opportunity for entrepreneurs to raise capital and investors to now invest in private, early-stage opportunities. Previously these early-stage investments were limited to accredited investors (those with a net worth or more than $1M or income of more than $200k). Although this is a new and exciting opportunity, there are still some limitations placed around how much a non-accredited investor may invest - please consult the **Issuance Express education page** to learn more.

What are the tax implications of making a Reg CF investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

How was the valuation calculated?

We determined the valuation based on the property value and ability to offer provide investors a reasonable rate of return. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such a valuation. Such a valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering?

You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

What is Issuance Express?



Jumpstart Micro, Inc d.b.a. Issuance Express ("Issuance Express") is a Funding Portal registered with the SEC and a member of FINRA. Under Regulation Crowdfunding, Issuance Express acts as an intermediary platform for Issuers (companies selling securities in compliance with the regulations) and Investors (individuals purchasing securities offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever. Please see the disclosures for more details.

Discussion

Investor questions for the company

In the event of any questions, please post a comment below to be addressed by a representative of the issuer company directly.

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Securities offered under Regulation Crowdfunding under the Securities Act of 1933 are offered by Jumpstart Micro, Inc, d.b.a Issuance Express, a Funding Portal registered with the Securities and Exchange Commission and a member of FINRA. Under the regulation, Issuance Express acts as an Intermediary platform for Issuers (companies selling securities in compliance with the rules) and Investors (individuals purchasing services offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever, and at no time does Issuance Express come into possession of Investor funds transferred directly to a bank escrow account. Issuers and Investors should carefully read our Disclosures, Educational Materials, and our site Privacy Policy and Terms of Use before using the Issuance Express funding portal.

Investors should weigh the risk of making investments, which includes the potential loss of your investment and the illiquid nature of non-public shares.